                               AS FILED WITH THE

              SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1996.


                                                      REGISTRATION NO. 333-04426
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  AVTEAM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    FLORIDA
         (State or other jurisdiction of incorporation or organization)

                                      5088
            (Primary Standard Industrial Classification Code Number)

                                   65-0313187
                    (I.R.S. Employer Identification Number)

                               3230 Executive Way
                             Miramar, Florida 33025
                                 (954) 431-2359
  (Address, including zip code, and telephone number, including area code, or registrant's principal executive offices)

                                 Donald A. Graw
                               3230 Executive Way
                             Miramar, Florida 33025
                                 (954) 431-2359
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

             SETH P. JOSEPH, ESQ.                              ANDREW HULSH, ESQ.
               BAKER & MCKENZIE                           GREENBERG, TRAURIG, HOFFMAN,
           BARNETT TOWER, SUITE 1600                      LIPOFF, ROSEN & QUENTEL, P.A.
              701 BRICKELL AVENUE                             1221 BRICKELL AVENUE
           MIAMI, FLORIDA 33131-2827                          MIAMI, FLORIDA 33131
                (305) 789-8960                                   (305) 579-0832

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  AVTEAM, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

ITEM           FORM S-1 ITEM NUMBER AND CAPTION                   CAPTION OR LOCATION IN PROSPECTUS
 1.    Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus................    Forepart of the Registration Statement and
                                                             Outside Front Cover Page of Prospectus
 2.    Inside Front and Outside Back Cover Pages of
         Prospectus....................................    Inside Front and Outside Back Cover Pages of
                                                             Prospectus
 3.    Summary Information, Risk Factors...............    Prospectus Summary; Risk Factors
 4.    Use of Proceeds.................................    Use of Proceeds
 5.    Determination of Offering Price.................    Outside Front Cover Page of Prospectus;
                                                             Underwriting
 6.    Selling Security Holders........................    Principal and Selling Stockholders
 7.    Plan of Distribution............................    Outside Front Cover Page of Prospectus;
                                                             Underwriting
 8.    Description of Securities to be Registered......    Description of Capital Stock; Shares Eligible
                                                             for Future Sale; Dilution; Dividend Policy
 9.    Information with Respect to the Registrant
       (a) (1)  Description of Business................    Prospectus Summary; Management's Discussion and
                                                             Analysis of Financial Condition and Results of
                                                             Operations; Industry Overview; Business;
                                                             Certain Transactions; Financial Statements
                                                             (including the Notes thereto)
       (2)      Description of Property................    Business -- Facilities
       (3)      Legal Proceedings......................    Business -- Legal Proceedings
       (4)      Common Shares Price Range and
                  Dividends............................    Risk Factors; Underwriting; Dividend Policy
       (6)      Taxation...............................    Prior S Corporation Status and Planned
                                                             Distributions; Certain Transactions
       (7)      Selected Financial Data................    Prospectus Summary -- Summary Financial Data;
                                                             Selected Financial Data
       (8)      Management's Discussion and Analysis of
                  Financial Condition and Results of
                  Operations...........................    Management's Discussion and Analysis of
                                                             Financial Condition and Results of Operations
       (9)      Directors and Officers of Registrant...    Management -- Executive Officers and Directors
       (10)     Compensation of Directors and
                  Officers.............................    Management -- Executive Compensation
       (11)     Security Ownership of Certain
                  Beneficial Owners and Management.....    Principal and Selling Stockholders
       (12)     Interest of Management in Certain
                  Transactions.........................    Management; Certain Transactions
       (b)      Financial Statements...................    Financial Statements (including the Notes
                                                             thereto)
10.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities...................................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 9, 1996


                                3,450,000 SHARES

                                  AVTEAM, INC.

[LOGO] AVTEAM, INC.               COMMON STOCK
                            ------------------------

     OF THE 3,450,000 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY, 1,820,000 SHARES ARE BEING OFFERED BY AVTEAM, INC. (THE "COMPANY") AND 1,630,000 SHARES ARE BEING OFFERED BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS. FOLLOWING THE OFFERING, DIRECTORS AND OFFICERS OF THE COMPANY WILL OWN APPROXIMATELY 49% OF THE COMMON STOCK.

     PRIOR TO THIS OFFERING THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $13.00 AND $15.00 PER SHARE. SEE "UNDERWRITING" FOR THE FACTORS THAT WILL BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMMON STOCK HAS BEEN APPROVED FOR LISTING ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "AVTM."


     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-14.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                           ------------------------

                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC       COMMISSIONS*      COMPANY+      STOCKHOLDERS
PER SHARE.........................        $              $               $               $
TOTAL++...........................        $              $               $               $

- ---------------

* THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."
+ BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY, ESTIMATED TO
  BE $1,050,000.
++ THE COMPANY AND A SELLING STOCKHOLDER HAVE GRANTED THE UNDERWRITERS A 30-DAY
   OPTION TO PURCHASE UP TO 517,500 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION
   IS EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC WILL BE $       , THE TOTAL
   UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE $       , TOTAL PROCEEDS TO
   COMPANY WILL BE $       AND TOTAL PROCEEDS TO SELLING STOCKHOLDERS WILL BE
   $       . SEE "UNDERWRITING."
                            --------------------------

     THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT DELIVERY OF CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW YORK, ON
OR ABOUT                , 1996. THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.                             ALEX. BROWN & SONS
                                                       INCORPORATED

             THE DATE OF THIS PROSPECTUS IS                , 1996.

                              JT8D AIRCRAFT ENGINE

     As a result of the Offering, the Company will be subject to the informational and reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith will file periodic reports, proxy statements and other information with the Commission. The Company intends to furnish its stockholders annual reports containing audited financial statements and an opinion expressed thereon by independent certified public accountants and quarterly reports for the first three quarters of each fiscal year.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following information should be read in conjunction with, and is qualified in its entirety by, the more detailed information and Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option and (ii) the conversion on March 21, 1996 of each outstanding share of the Company's Common Stock into 4,000 shares of Common Stock.

                                  THE COMPANY

     AVTEAM, Inc. is an international aftermarket supplier of JT8D aircraft engines and engine components as well as airframe and other aircraft material to commercial passenger and cargo aircraft operators, aircraft engine repair and engine component overhaul facilities and other aftermarket suppliers of aircraft engines and engine components. The JT8D is the most widely used aircraft engine in the world and is estimated to power approximately 40% of the world's commercial jet powered aircraft including Boeing 727/100/200, Boeing 737/100/200 and McDonnell Douglas DC-9-10/20/30/40/50 aircraft. First tier aircraft operators (consisting of the ten largest carriers in the United States, which account for approximately 85% of the available seat miles flown domestically, and the flag carriers in the international markets) have reduced the percentage of their fleets which is powered by the JT8D engine by selling older aircraft to second tier, start-up and cargo aircraft operators and replacing them with new aircraft. As a result, a substantial number of JT8D engines have migrated to aircraft operators which the Company believes are more likely to outsource their maintenance and inventory management requirements. During 1995, the Company supplied over 500 customers with over 40,000 aircraft engine and airframe components and 22 aircraft engines. The Company has increased net sales at a compound annual growth rate of 117% from $3.9 million in 1993 to $18.3 million in 1995. The Company currently estimates that it has less than a 2% share of the worldwide JT8D aircraft engine and engine component aftermarket.

     The Company began its operations as a value-added reseller of aircraft engines, engine components and airframe material and based its operations in Southeast Florida to access major aviation services companies. The Company implemented business practices based upon senior management's extensive experience to position the Company to serve its customers efficiently and allow for substantial growth. These practices include targeted inventory sourcing and marketing, use of a state-of-the-art, interactive management information system, and operation of an efficient disassembly facility and a warehouse and distribution facility that permits rapid turnaround between customer order and product delivery. In recognition of the Company's capabilities, in June 1995, Pratt & Whitney, the original equipment manufacturer ("OEM") of the JT8D aircraft engine, selected the Company to be its worldwide, sole-source supplier of JT8D aftermarket engine components pursuant to a Surplus Parts Supply Agreement. See "Business -- Customers -- Pratt & Whitney." The combination of the net proceeds from the Offering and anticipated increases in its revolving line of credit will provide the Company with additional financial resources to expand its inventory and capitalize on the trends in the aftermarket supply industry.

     The JT8D aftermarket is over $1 billion annually, which consists of the sale and lease of aftermarket JT8D aircraft engines and engine components. The JT8D aftermarket is highly fragmented, consisting of a limited number of suppliers selling a broad range of aircraft engines and engine components (including AAR, Inc., Dallas Aerospace, a division of Banner Aerospace ("Dallas Aerospace") and AGES, L.P.) and numerous smaller competitors serving specialized niche markets. The aftermarket consists of sales or leases of aircraft engines, engine components and airframe components in new and used condition as distinguished from new aviation materials sold directly by an OEM. The aftermarket for aircraft engines and engine components has been growing as a result of several trends affecting the industry, including an overall growth in air transit activity, improved cost management by aircraft operators and significant differences between the cost of new aviation materials sold directly by OEMs and aftermarket aviation materials, increased reliance by existing and new aircraft operators on outsourcing maintenance and inventory management functions and increased frequency of maintenance for aging aircraft and aircraft engines.

COMPETITIVE ADVANTAGES

     The key components of the Company's competitive advantages are:

          Successful Buying Practices. The Company focuses on the appropriate and timely purchase of aircraft engines for disassembly or resale. There is no consistent, reliable and organized source of supply of surplus aircraft engines. The Company utilizes extensive market knowledge, disciplined sourcing and prudent due diligence procedures and offers cash consideration for its purchases of aircraft engines. Through its entrepreneurial approach, the Company has been able to make its purchase decisions more quickly than larger competitors and does not depend on contingent financing which hampers smaller competitors.

          State-of-the-Art Management Information Systems. The Company utilizes a real-time, state-of-the-art customized information technology system, which enables management to track, price, sort and determine sales profitability for the aftermarket engine components maintained in the Company's inventory. Through this integrated system, each sales representative of the Company can provide immediate and reliable responses to customer inquiries, delivering superior service over smaller, under-capitalized, paper-based competitors.

          Broad Range of Product Offerings. The Company provides one of the most extensive product lines, consisting of over 4,000 aftermarket engine components of the JT8D aircraft engine. The Company's customers demand a broad range of engine and airframe components often in substantial volumes and on an expedited basis.

          Tailored Customer Support. The Company provides tailored customer support with an emphasis on quality, timely shipping, real-time, reliable pricing and availability and full traceability of the products sold by the Company. The Company offers flexible solutions designed to fulfill specific customer needs, combined with guarantees of high quality component delivery, electronic data interface ("EDI"), financing arrangements and packaging components or services for volume and attractive pricing.

          Capacity for Growth. The Company's management structure and facilities have been designed with capacity for substantial growth in volume and range of products. The Company's distribution facility is structured to allow for efficient processing, warehousing and inventory management of substantially greater volumes than currently handled. In early 1996, the Company added an aircraft engine disassembly facility which allows it to reduce the time required to make available engine components for sale or repair.

GROWTH STRATEGY

     Elements of the Company's growth strategy include:

          Increase JT8D Market Penetration. The Company seeks to increase its presence in the JT8D aftermarket and capitalize on the outsourcing trends within the industry by providing a broad range of aircraft engines and engine components, timely and reliable delivery and comprehensive customer support and by targeting its marketing efforts.

          Enter CFM56 Market. The Company plans to enter the engine components aftermarket in newer, higher thrust aircraft engine types, such as the CFM56, which is manufactured by CFM International, Inc., a consortium of General Electric Corporation and SNECMA. The CFM56, with an installed base of over 5,000 aircraft engines, is expected to become the dominant aircraft engine early in the next century and has been operating for a sufficient period for an active aftermarket in aircraft engines and engine components to emerge. The Company believes that its expertise derived from servicing the JT8D market, including its business practices and its information technology system, are readily transferable to supporting CFM56 customers.

          Implement Engine Management and Leasing Programs. As aircraft operators seek to outsource the repair of aircraft engines as well as inventory management, the Company believes that there is an opportunity to offer its customers complementary services to manage various aspects of their engine maintenance and acquisition needs. These services include: (i) engine leasing; (ii) providing services involving obtaining aircraft engine repair quotations from a variety of FAA certificated repair facilities, the specification of particular FAA certificated repair facilities to perform aircraft engine repairs and the scheduling of delivery of the aircraft engines to be repaired and their return to the aircraft operator following the completion of the work by the FAA certificated repair facility; (iii) designing aircraft engine repair workscopes; (iv) borescoping services; and
     (v) providing aircraft engines. By offering a total engine and inventory management solution to aircraft operators and lessors, the Company seeks the sale of engine components for maintenance service to the aircraft engines, acquisition of the aircraft engines after lease terms and the strengthening of customer relationships.

          Strengthen Key Customer Relationships. The Company seeks to form close relationships with existing and new customers by providing a "one-stop shop" for JT8D customers with a broad range of high quality product offerings, reliable and timely customer support and flexible and customized solutions for customers' needs. By providing the required services and components within the JT8D aftermarket, the Company seeks to increase its customers' purchasing frequency and expand its customer base.

     The Company is located at 3230 Executive Way, Miramar, Florida 33025, and its telephone number is (954) 431-2359.

                                  THE OFFERING

Common Stock offered by the Company...................  1,820,000 shares
Common Stock offered by the Selling Stockholders......  1,630,000 shares
                                                        ------------------------------------
                                                        3,450,000 shares
          Total Common Stock offered..................  ===================================

Common Stock to be outstanding after the Offering.....  6,820,000 shares(1)

Use of proceeds by the Company........................  To repay bank debt and advances from the current stockholders, to pay an
                                                        S Corporation distribution to the
                                                        current stockholders, to acquire
                                                        certain engine component inventory
                                                        and for general corporate purposes,
                                                        including the purchase of aircraft
                                                        engines, engine components and
                                                        airframe materials. The Company will
                                                        receive no proceeds from the sale of
                                                        Common Stock offered by the Selling
                                                        Stockholders. See "Use of Proceeds."
NASDAQ National Market Symbol.........................  AVTM

- ---------------

     (1) Does not include 600,000 shares of Common Stock reserved for issuance upon the exercise of stock options which may be granted under the Company's 1996 Stock Option Plan. See "Management -- 1996 Stock Option Plan."

                             SUMMARY FINANCIAL DATA

     The summary financial data set forth below should be read in conjunction with the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.

                                                                            THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,               MARCH 31,
                                         ----------------------------     -----------------------
                                          1993     1994       1995           1995         1996
                                         ------   ------   ----------     ----------   ----------
                                                                                (UNAUDITED)
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales..............................  $3,891   $9,062      $18,299         $3,758       $7,843
Gross profit...........................     402    2,689        6,451          1,449        2,499
Income (loss) from operations..........    (186)     748        1,289            670        1,496
Net income (loss)......................  $  (50)  $  754      $ 1,098         $  667       $1,358
                                         ------   ------     --------        -------      -------
                                         ------   ------     --------        -------      -------
PRO FORMA STATEMENTS OF OPERATIONS
  DATA:
Pro forma net income(1)................                       $ 1,581         $  414       $  773
                                                             --------        -------      -------
                                                             --------        -------      -------
Pro forma net income per share.........                       $  0.32         $ 0.08       $ 0.15
Weighted average shares outstanding....                     4,896,158      4,896,158    5,000,000

                                                                AS OF MARCH 31, 1996
                                                         -----------------------------------
                                                                     PRO        PRO FORMA
                                                         ACTUAL    FORMA(2)   AS ADJUSTED(3)
                                                         -------   --------   --------------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................................  $ 3,625   $             $ 19,436
Inventory..............................................    9,878                   10,878
Total assets...........................................   16,770                   30,375
Total debt.............................................    5,037                      120
Total stockholders' equity.............................    3,972     2,172         25,408

- ---------------

    (1) Reflects the effect on historical statements of operations data, assuming as of January 1, 1995: (i) a change in the compensation levels of Donald A. Graw and Jaime J. Levy pursuant to new three-year employment agreements which will be in force upon the effectiveness of the Offering; and
(ii) the Company had been treated as a C Corporation rather than an S Corporation for federal and state income tax purposes. See "Prior S Corporation Status and Planned Distributions," "Management -- Employment Agreements" and
Note 11 of Notes to Financial Statements.
    (2) Reflects the effect on stockholders' equity of a planned distribution of approximately $1.8 million based on undistributed S corporation earnings allocable to the period from January 1, 1996 through March 31, 1996.
    (3) Adjusted to give effect to (i) the sale of 1,820,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $14.00 per share after deduction of estimated underwriting discounts and commissions and the payment by the Company of the estimated offering expenses, (ii) the application of the net proceeds to the Company as set forth herein including, among other things, the payment of an assumed $1.8 million of estimated S Corporation distributions and (iii) a change in the compensation levels of Donald A. Graw and Jaime J. Levy and the change in the Company's S Corporation status to C Corporation status as if such events had occurred as of January 1, 1995. See "Prior S Corporation Status and Planned Distributions," "Use of Proceeds" and "Management -- Employment Agreements."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. The discussion in this Prospectus contains certain statements regarding future trends which are subject to various risks and uncertainties. Such trends, and their anticipated impact on the Company, could differ materially from those discussed in this Prospectus. Prospective investors should consider carefully the following factors in evaluating an investment in the Common Stock.

INFLUENCE OF PRATT & WHITNEY

     The Company's business, financial condition and results of operations are substantially influenced by Pratt & Whitney, a substantial customer of the Company. Approximately 21% and 25% of the Company's net sales during 1995 and the three months ended March 31, 1996, respectively, were made to Pratt & Whitney. The Company anticipates that Pratt & Whitney's recent decision to enter the aircraft engine maintenance business may result in increased concentration of the Company's net sales to Pratt & Whitney.

     The Company's worldwide, sole-source supply agreement with Pratt & Whitney (the "Pratt & Whitney Agreement") expires in June 1998. In addition, Pratt & Whitney has the right to terminate the Pratt & Whitney Agreement on six months' advance notice. Pratt & Whitney has recently significantly expanded its presence in the aftermarket. Pratt & Whitney may in the future seek to perform internally certain or all of the services which the Company performs, which could have a material adverse effect upon the Company's business, financial condition, and results of operations. Although the Company has not received any indication from Pratt & Whitney that it intends to terminate the Pratt & Whitney Agreement, the failure to renew such agreement upon its expiration or the termination of such agreement by Pratt & Whitney could have a material adverse effect upon the Company's business, financial condition and results of operations. There can be no assurance that the Pratt & Whitney Agreement will not be terminated or that the Company will be successful in negotiating a renewal of such agreement on acceptable terms.

     The prices for engine components sold to Pratt & Whitney are fixed percentages of catalog prices of new engine components. The Company does not have the unilateral right to change this pricing even if the market supply of a given engine component tightens and the Company's cost for such engine component increases. However, there can be no assurance that the Company will be able to secure a mutually agreeable adjustment in pricing even if market conditions so warrant. In addition, the aftermarket for JT8D aircraft engines and engine components is substantially influenced by new engine component prices. Pratt & Whitney has raised new engine component prices by an average of approximately 5% annually for the past several years. However, there can be no assurance concerning the level of new engine component prices established from time to time by Pratt & Whitney in the future. See "Business -- Customers -- Pratt & Whitney."

DEPENDENCE ON THE JT8D AIRCRAFT ENGINE AFTERMARKET


     The Company's business, financial condition and results of operations are substantially influenced by the aftermarket for JT8D aircraft engines and engine components. Approximately 91% and 95% of the Company's net sales during 1995 and the three months ended March 31, 1996, respectively, consisted of sales of JT8D aircraft engines and engine components and 97% of the Company's inventory at March 31, 1996 consisted of JT8D aircraft engines and engine components. Accordingly, in the event that the aftermarket for JT8D aircraft engines declines, the Company's business, financial condition and results of operations could be materially adversely affected.



     The aftermarket for JT8D aircraft engines and engine components is substantially influenced by supply and demand. A significant increase in supply, as a result of an unanticipated wind-down or liquidation of an air carrier operating a large number of JT8D aircraft engines, or a reduction of demand, as a result of a change in preferences, loss of consumer confidence in, or the imposition of regulations affecting the use of JT8D aircraft engines, could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the FAA and the European Union have implemented noise reduction regulations which reduce the number of older model JT8D aircraft engines which may be operated in the United States and the member nations of the European Union, respectively, unless noise reduction equipment, known as "hush-kits," are added to the aircraft engines. Additional noise restriction quotas imposed by communities surrounding certain major European cities further restrict the operation of hush-kitted aircraft engines in those markets. Failure to hush-kit JT8D aircraft engines could significantly reduce the demand for JT8D aircraft engines, resulting in an oversupply of JT8D aircraft engines and engine components which could decrease the value of the Company's inventory and have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that aircraft operators will hush-kit their remaining older model JT8D aircraft engines rather than replace them with newer, quieter aircraft engines. Furthermore, other regulations in both the United States and the European Union impose more stringent inspection, upgrading, maintenance and retrofit requirements on aging aircraft and aircraft engines which increase the cost of operating older model aircraft and aircraft engines. In addition, the United States Environmental Protection Agency (the "EPA") and various agencies of the European Union have sought the adoption of stricter standards limiting the emissions of nitrous oxide from aircraft engines. If such measures are adopted, the utilization of JT8D aircraft engines could become substantially more costly in the event modifications must be made to bring aircraft engines into compliance. See "Business -- Regulation."



     The JT8D aircraft engine aftermarket may also be affected by a decline in passenger confidence in the older model aircraft and aircraft engines as a result of apparent fatigue or otherwise. Recently, negative attention has been focused on the JT8D aircraft engine as a result of the highly publicized crash of ValuJet Flight 592 in the Florida Everglades on May 11, 1996 and a JT8D engine component failure during the takeoff of a Delta Airlines aircraft in Pensacola, Florida on July 6, 1996 which projected an engine fan through the fuselage resulting in the death of two passengers. In the aftermath of these catastrophic events, significant public comment has been made concerning the service records of the JT8D aircraft engine. To the extent that passenger confidence in the JT8D engine declines as a result of such events and public attention, the business, financial condition and results of operations of the Company could be materially adversely affected.


     As a result of its focus on the JT8D aircraft engine, the Company has limited experience with the supply of aftermarket aircraft engines and engine components for other aircraft engine types. It will be necessary for the Company to expand its business to other aircraft engine types in preparation for the eventual decline in the JT8D aircraft engine aftermarket. There can be no assurance that the Company will be able to develop technical capabilities with other aircraft engine types or that structural differences in those emerging aftermarkets will allow the Company to acquire sufficient inventories or achieve acceptable levels of net sales and gross profit.

UNCERTAIN SUPPLY OF INVENTORY

     The Company's net sales have been dependent upon its level of inventory. As a result, the lack of or a significant reduction in the level of the Company's inventory would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company obtains its inventories of aftermarket whole aircraft engines and engine components by purchasing surplus aircraft engines. There is no organized market for surplus aircraft engines and the Company must rely on field representatives and personnel, advertisements and its reputation as a buyer of surplus aircraft engines in order to generate opportunities to purchase these materials. The market for bulk sales of surplus aircraft engines is highly competitive, in some instances involving a bidding process. While the Company has been able to purchase surplus aircraft engines in this manner successfully in the past, there can be no assurance that surplus aircraft engines of the type containing engine components required by the Company's customers will be available on acceptable terms when needed in the future or that the Company will continue to compete effectively in the purchase of surplus materials. See "Business -- Purchasing."

DEPENDENCE ON CREDIT FACILITY

     The Company finances a substantial amount of its working capital requirements through a credit facility (the "Credit Facility") provided by Barnett Bank of South Florida, N.A. (the "Bank") in the maximum principal amount of $10 million. The Credit Facility may be terminated at any time upon demand by the Bank. In the event that the Credit Facility is terminated earlier than the scheduled expiration date, the Company would be required to promptly refinance the Credit Facility. There can be no assurance that the Company would be able to refinance the Credit Facility under such circumstances. The Company in the past obtained significant liquidity from non-interest bearing advances from the current stockholders which are not expected to be available in the future. As a result, the Company will be increasingly dependent on the Credit Facility and can be expected to incur greater interest expense on its financing transactions than in the past.

DEPENDENCE ON THIRD-PARTY AIRCRAFT ENGINE REPAIR FACILITIES

     The Company is dependent on third-party FAA certificated repair facilities to perform repair services to bring surplus aircraft engines held for resale and certain engine components into a condition of airworthiness so that the Company can then sell such equipment to its customers. The Company does not have direct control over any FAA certificated repair facility. Third-party repair facilities may allocate their resources to customers with which they have entered into long-term, regularly scheduled aircraft engine and airframe maintenance agreements and thereby delay the services to be provided to the Company. The Company has in the past experienced, and can be expected to continue to experience, long turnaround times for repair of aircraft engines and overhaul of engine components needed by its customers. The inability to supply its customers with critical engine components on a timely basis may adversely affect the Company's relationships with its customers and have a material adverse effect on its business, financial condition and results of operations. See
"Business -- Disassembly and Servicing of Aircraft Engines."

CUSTOMER CONCENTRATION

     The Company's net sales to its five largest customers accounted for 52% and 59% of total net sales during 1995 and the three months ended March 31, 1996, respectively. Certain significant customers vary from period to period as a result of the large unit prices associated with whole aircraft engine sales. In addition to Pratt & Whitney, Dallas Aerospace has been a recurring significant purchaser of engine components, accounting for 13% and 5% of net sales during 1995 and the three months ended March 31, 1996, respectively. The loss of, or significant curtailments of purchases by, the Company's significant customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

DEPENDENCE ON AVIATION INDUSTRY

     Because the Company's customers consist of aircraft operators, repair and overhaul facilities that service aircraft operators and other aftermarket suppliers, the Company's business is impacted by the economic factors which affect the aviation industry. When such factors adversely affect the aviation industry, they tend to reduce the overall demand for aircraft engines and engine components, causing downward pressure on pricing and increasing the credit risk associated with doing business with industry participants. Additionally, factors such as fuel prices affect the aftermarket for older model aircraft engines and engine components, because older, typically more fuel-inefficient aircraft (into which the Company's inventory is most often placed) become less valuable as fuel prices increase. However, the Company has not, to date, experienced a significant change in the value of its inventory as a result of any fluctuations in fuel prices. There can be no assurance that economic and other factors which affect the aviation industry will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Industry Overview."

CUSTOMER CREDIT RISKS

     A number of the Company's existing and prospective customers are smaller domestic and foreign passenger airlines, freight and package carriers and aircraft leasing companies, or service providers to such companies, all of which may suffer from the factors which adversely affect the aviation industry. As a result, certain of these customers may pose credit risks to the Company. The Company's inability to collect receivables from a substantial sale could adversely affect the Company's financial position and results of operations for a particular period. Although the Company's bad debt loss was less than 1% of sales for the year ended December 31, 1995 and for the three months ended March 31, 1996, the Company anticipates that it may incur greater bad debt losses in the future as its customer base grows and the Company experiences greater exposure to its customers as a result, in part, of the implementation of a program for the leasing of aircraft engines. There can be no assurance that the Company will not incur significant bad debt losses in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The aviation aftermarket supply industry is highly fragmented, has several highly visible leading companies and is characterized by intense competition. Certain of the Company's competitors have substantially greater name recognition, inventories, range of material, complementary lines of business and financial, marketing and other resources than the Company. In addition, OEMs, aircraft maintenance providers, leasing companies and FAA certificated repair facilities may vertically integrate into the supply industry, thereby significantly increasing industry competition. Moreover, smaller competitors of the Company may be in a position to offer more attractive pricing of components as a result of lower labor costs or other factors. A variety of potential actions by any of the Company's competitors, including a reduction of product prices or the establishment by competitors of long-term relationships with new or existing customers, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will continue to compete effectively against present and future competitors or that competitive pressures will not have a material and adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

MANAGEMENT OF POTENTIAL GROWTH

     The Company believes that its rapid growth to date has resulted from the entrepreneurial focus and hands-on involvement of senior management in the purchasing of surplus aircraft engines, structuring arrangements with customers and reacting to perceived opportunities in the market for aviation material and complementary services. In the event that the Company increases inventory levels, expands its inventories to include other aircraft engine types and airframe materials or increases its levels of sales, including through the contemplated entry into the CFM56 aftermarket, it will be necessary to recruit additional senior executives. There can be no assurance that the Company will be able to maintain its entrepreneurial focus, timeliness and quality as the Company grows larger.

     The rapid growth experienced by the Company to date has placed, and could continue to place, significant demands on the Company's administrative, operational and financial resources. There can be no assurance that the Company will be able to anticipate business demand accurately or obtain the personnel and facilities required for future operations. There can be no assurance that the Company will be able to achieve growth effectively or manage any such growth successfully, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company may in the future undertake acquisitions that could present challenges to the Company's management, such as integrating new operations and personnel. If the Company's management is unable to manage these challenges, the Company's business, financial condition or results of operations could be materially adversely affected. Any acquisition, depending on its size, could result in the use of a significant portion of the Company's available cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's stockholders. There are no current agreements or negotiations with respect to any such acquisitions.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is substantially dependent on the performance, contributions and expertise of its executive officers and key employees. The Company's success to date has been significantly dependent on the contributions of Donald A. Graw, its Chief Executive Officer, and Jaime J. Levy, its Executive Vice President, each of whom has entered into an employment agreement with the Company for a term of three years following the Offering. The Company does not carry substantial key man insurance for its executive officers. The Company is also dependent on its ability to attract, retain and motivate high quality personnel, especially in management. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, retaining and motivating the personnel that its business requires. The loss of the services of any of its executive officers or other key employees or the Company's inability to attract, retain or motivate the necessary personnel could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management."

LIMITED OPERATING HISTORY; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company was founded in October 1991 and first acquired inventory in April 1992. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. Although the Company has historically experienced increasing net sales, the Company may experience significant fluctuations in its gross margins and operating results in the future, both on an annual and a quarterly basis, caused by various factors, including general economic conditions, specific economic conditions in the commercial aviation industry, the availability, package size and price of surplus aviation material, the size and timing of customer orders, the pattern and seasonality of customer purchasing cycles, the mix of whole aircraft engines, engine components and airframe material sold and services provided by the Company, returns by and allowances to customers and the cost of capital to the Company. Expenditures are based primarily on forecasts of net sales. If net sales do not meet the Company's expectations in any given period, operating results could be adversely affected. In addition, as a strategic response to a changing, competitive environment, the Company may elect from time to time to make certain pricing, product or marketing decisions, and any such decisions could have a material adverse effect on the Company's periodic results of operations, including net sales and net income from quarter to quarter. Therefore, comparisons of recent net sales and operating results of the Company should not be taken as indicative of the results of operations that can be expected in the future. There can be no assurance that the net sales and operating results of the Company will continue at their current levels or will grow, or that the Company will be able to achieve sustained profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

GOVERNMENT REGULATION; EFFECT OF CRASH OF VALUJET FLIGHT 592

     The aviation industry is highly regulated in the United States by the FAA and the equivalent regulatory agencies in other countries. While the Company's business is not regulated, the aircraft engines, engine components and airframe material which the Company sells to its customers must be accompanied by documentation which enables the customer to comply with applicable regulatory requirements. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on the Company.

     On June 17, 1996, in connection with the evaluation of the policies and procedures employed by ValuJet following the crash of Flight 592 in the Florida Everglades on May 11, 1996, the FAA Administrator announced a series of changes in the FAA's inspection policies to enhance the FAA's oversight of aircraft operators that rely on contract maintenance, including increased inspection by the FAA of such aircraft operators' audit, inspection and retention of outsource suppliers of aircraft and engine maintenance. These new procedures can be expected to increase the overall cost of outsourcing maintenance and may reduce the level of operations of outsource maintenance providers which are customers of the Company. To the extent these requirements have the effect of shifting aftermarket engine component purchase decisions from those FAA certificated repair facilities which are customers of the Company to other providers, there could be a material adverse effect on the business, financial condition and results of operations of the Company.

     Before engine components may be installed in an aircraft engine, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Engine components must also be traceable to sources deemed acceptable by such agencies. Engine components owned or acquired by the Company may not meet applicable standards or standards may change in the future, requiring engine components already contained in the Company's inventory to be scrapped or modified. Aircraft engine manufacturers may also develop new engine components to be used in lieu of engine components already contained in the Company's inventory. In all such cases, to the extent that the Company has such engine components in its inventory, their value may be reduced. See "Business -- Products and Services" and "Business -- Regulation."

PRODUCT LIABILITY

     The Company provides its customers with limited warranties as to workmanship. The Company currently has in force aviation products insurance,with coverage limits for each occurrence and in the aggregate which it believes to be in amount and on terms that are generally consistent with industry practice. To date, the Company has not experienced any significant uninsured or insured aviation-related claims, and has not experienced any material product liability claims related to its products or business operations. However, an uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect upon the Company. The commercial aviation industry is prone to catastrophic losses which often exceed policy limits. Such a loss involving an aircraft engine, engine component or other aircraft material supplied by the Company could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company can maintain appropriate insurance coverage in the future at an acceptable cost. See "Business -- Insurance."

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

     The Company's business operations and facilities are subject to a number of federal, state and local environmental laws and regulations. Although management believes that the Company's operations and its facilities are in material compliance with such laws and regulations, there can be no assurance that future changes in such laws, regulations or interpretations thereof and the nature of the Company's operations will not require the Company to make significant additional capital expenditures in order to effect compliance in the future. See "Business -- Environmental Matters."

CONTROL BY CURRENT STOCKHOLDERS

     After the Offering, approximately 49% of the outstanding shares of Common Stock will be owned by the current stockholders (the "Current Stockholders") of the Company (44% if the Underwriters' over-allotment option is exercised in full). Accordingly, they will have the effective power to elect all of the members of the Company's Board of Directors, amend the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") and effect or preclude fundamental corporate transactions involving the Company, including the acceptance or rejection of proposals relating to a merger of the Company or the acquisition of the Company by another entity. The Current Stockholders are therefore able to exert significant influence over the Company, including the ability effectively to control decisions on all matters on which stockholders are entitled to vote. See "Principal and Selling Stockholders" and "Description of Capital Stock."

FACTORS INHIBITING TAKEOVER

     Certain provisions of the Company's Articles and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions establish certain advance notice procedures for stockholder proposals to be considered at the stockholders' meetings and provide that only the Company's Board of Directors (the "Board") may call special meetings of the stockholders. In addition, the Articles authorize the Board to determine the rights, preferences, privileges and restrictions of unissued series of Preferred Stock and the designation of any such series, without any vote or action by the Company's stockholders. Thus, the Board can authorize and issue shares of Preferred Stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company, because the terms of the Preferred Stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the Preferred Stock. Furthermore, certain provisions of the Florida Business Corporation Act may have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; DETERMINATION OF INITIAL PUBLIC OFFERING PRICE; VOLATILITY OF COMMON STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Stock has been determined by negotiations among the Company, the Selling Stockholders and the Managing Underwriters (as defined herein) and may not be indicative of the market price of the Common Stock after the Offering. See "Underwriting." The price of the Common Stock in the future may be volatile. A variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends and other factors, could result in wide fluctuations in the price of the Common Stock.

DILUTION

     Purchasers of the Common Stock offered hereby will experience immediate dilution in the pro forma net tangible book value per share of their investment of $10.27 per share, calculated as if the Offering had been consummated at an assumed initial public offering price of $14.00 per share on March 31, 1996. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE IMPACT ON MARKET PRICE

     Sales of substantial amounts of Common Stock in the public market following the Offering could have an adverse effect on the price of the Common Stock and may make it more difficult for the Company to sell shares of Common Stock in the future at times and for prices that it deems appropriate. The Company and the current stockholders of the Company have agreed, subject to certain exceptions, not to offer, sell, contract to sell, transfer or otherwise encumber or dispose of, directly or indirectly, any shares of Common Stock, for a period of 180 days from the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc. which may, in its sole discretion and at any time without prior notice, release all or any portion of the shares of Common Stock subject to the lock-up agreements. At this time, Dillon, Read & Co. Inc. has not received inquiries from any stockholder with respect to a future release from the lock-up and it has no current intention to release any shares subject to the lock-up agreements.

     Following the Offering, the Company will have outstanding 6,820,000 shares of Common Stock (7,078,750 shares if the Underwriters' over-allotment option is exercised in full). Of such shares, the 3,450,000 shares of Common Stock offered hereby (3,708,750 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable and 3,370,000 shares of Common Stock (3,111,250 shares if the Underwriters' over-allotment option is exercised in full) will be subject to 180-day lock-up agreements with the Underwriters. Following the expiration of such 180-day period, 2,470,000 of such shares (2,211,250 shares if the Underwriters' over-allotment option is exercised in full) will be immediately available for sale in the public market subject to compliance with Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). See "Shares Eligible for Future Sale" and "Underwriting."

              PRIOR S CORPORATION STATUS AND PLANNED DISTRIBUTIONS

     From inception, the Company has elected to operate as an S Corporation under the Internal Revenue Code and comparable provisions of Florida income tax laws. As a result of its S Corporation status, the Current Stockholders have been taxed directly on the Company's income, whether or not such income was distributed, and the Company has not been subject to federal and state income tax. In connection with the consummation of the Offering, the Company's S Corporation status will terminate and the Company will be subject to federal and state income tax. The Company's earnings through the date of termination of its S Corporation status will be taxed for federal and state income tax purposes, with certain exceptions, directly to the Current Stockholders.

PLANNED STOCKHOLDER DISTRIBUTIONS

     Pursuant to S Corporation Tax Allocation and Indemnification Agreements (the "Tax Indemnification Agreements") between the Company and each of the Current Stockholders, the Company will declare a distribution to the Current Stockholders (the "Stockholder Distribution") in an estimated aggregate amount equal to approximately $3.9 million. Such amount represents an estimate of the Company's undistributed S Corporation earnings utilizing the per diem method (which allocates full calendar year earnings among the portion of the year during which the Company was an S Corporation and the portion of the year during which the Company was a C Corporation for federal and state income tax purposes, based upon the number of calendar days elapsed) allocable to the period from January 1, 1996 through the date preceding the consummation of the Offering on which the Company's S Corporation status will terminate. If the Company's S Corporation status had terminated as of March 31, 1996, the estimated Stockholder Distribution would have been approximately $1.8 million. See "Certain Transactions."

ACCOUNTING EFFECT

     It is not anticipated that the Company will incur any charge to earnings in connection with the termination of its S Corporation status because the Company has utilized the accrual method of accounting for tax reporting purposes. Accordingly, it is anticipated that the Company will not have a net deferred tax liability as of the date of termination of the Company's S Corporation status.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,820,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $14.00 per share) are estimated to be approximately $22.6 million (approximately $26.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $4.9 million to repay amounts outstanding under its revolving line of credit, approximately $3.9 million to pay the Stockholder Distribution, approximately $2.3 million to repay advances from the Current Stockholders, approximately $1.0 million to pay the purchase price of engine component inventory pursuant to an existing agreement and the balance of approximately $10.5 million for general corporate purposes including, among other things, the purchase of aircraft engines, engine components and airframe materials for resale. See "Prior S Corporation Status and Planned Distributions," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions." The Company will not receive any of the net proceeds from the sale of shares of Common Stock by the Selling Stockholders in the Offering. See "Principal and Selling Stockholders."

     Pending application of the net proceeds to the Company as described above, the Company intends to invest such proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     The Company anticipates that following the completion of the Offering, except for the Stockholder Distribution and otherwise as provided in the Tax Indemnification Agreements, earnings will be retained for the development of its business and will not be distributed to stockholders as dividends. The declaration and payment by the Company of any future dividends and the amount thereof will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements and senior securities, if any, and other factors deemed relevant by the Board of Directors. The Company's Credit Facility prohibits the payment of dividends which have not been approved by the lender.

                                 CAPITALIZATION

     The following table sets forth the outstanding balance of notes payable to bank and the capitalization of the Company at March 31, 1996: (i) on an actual basis, (ii) on a pro forma basis to reflect the effect on stockholders' equity of a planned stockholder distribution of approximately $1.8 million based on undistributed S corporation earnings allocable to the period from January 1, 1996 through March 31, 1996 and, (iii) on an as adjusted basis to give effect to
(A) the sale of 1,820,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $14.00 per share), (B) the application of the estimated net proceeds to the Company therefrom, including an assumed Stockholder Distribution in an estimated aggregate amount of approximately $1.8 million as of March 31, 1996, and (C) a change in the compensation levels of Donald A. Graw and Jaime J. Levy and the change in the Company's S Corporation status to C Corporation status as if such events had occurred as of January 1, 1995. See "Prior S Corporation Status and Planned Distributions," "Use of Proceeds" and Note 11 of Notes to Financial Statements.

                                                                     MARCH 31, 1996
                                                            --------------------------------
                                                                                  PRO FORMA
                                                            ACTUAL   PRO FORMA   AS ADJUSTED
                                                            ------   ---------   -----------
                                                                         (IN THOUSANDS)
Notes payable to bank and short-term portion of capital
  lease obligation........................................  $4,967    $            $    49
                                                            ======   =========== ============
Capital lease obligation..................................      70                      70
Stockholders' equity:
  Preferred stock, $.01 par value per share:
     20,000,000 shares authorized; no shares
       outstanding........................................      --         --           --
Common stock, $.01 par value per share:
     80,000,000 shares authorized; 5,000,000 shares
       outstanding (actual); 6,820,000 shares outstanding
       (pro forma as adjusted)(1).........................      50         50           68
  Additional-paid in capital..............................   3,272      2,830       25,340
  Retained earnings.......................................   1,358         --           --
  Notes receivable from officers..........................    (708)      (708)          --
                                                            ------   ---------   -----------
          Total stockholders' equity......................   3,972      2,172       25,408
                                                            ------   ---------   -----------
          Total capitalization............................   4,042                  25,478
                                                            ======   =========== ============

- ---------------

     (1) Does not include 600,000 shares of Common Stock issuable upon exercise of stock options which may in the future be granted to employees and non-employee directors of the Company under the Company's 1996 Stock Option Plan. See "Management -- 1996 Stock Option Plan."

                                    DILUTION

     The net tangible book value of the Company at March 31, 1996 was $4.0 million, or $0.79 per share of Common Stock outstanding. Net tangible book value per share of Common Stock represents the total tangible assets of the Company less total liabilities, divided by the total number of shares of the Company's Common Stock outstanding at that date. After giving effect to the estimated Stockholder Distributions in an aggregate amount of $1.8 million (assuming the termination of the Company's S Corporation status as of March 31, 1996), but not giving effect to the sale of the shares of Common Stock offered by the Company hereby, the pro forma net tangible book value as of March 31, 1996 would have been $2.2 million, or $0.43 per share. After giving effect to the Offering (assuming an initial public offering price of $14.00 per share) and the application of the net proceeds to the Company therefrom, the pro forma net tangible book value of the Company at March 31, 1996 would have been $25.4 million, or $3.73 per share. This amount represents an immediate increase in pro forma net tangible book value per share of $3.30 to the Current Stockholders and an immediate dilution in net tangible book value per share of $10.27 to new investors purchasing shares of Common Stock in the Offering. The following table illustrates the per share dilution as of March 31, 1996:

    Assumed public offering price per share..............................          $14.00
      Pro forma net tangible book value per share as of March 31, 1996...  $0.43
      Increase in pro forma net tangible book value per share
         attributable to the Offering....................................   3.30
                                                                           -----
    Pro forma net tangible book value per share as of March 31, 1996
      after giving effect to the Offering................................            3.73
                                                                                   ------
    Dilution per share to new investors..................................          $10.27
                                                                                   ======

     The following table summarizes, on a pro forma basis as of March 31, 1996, the number of shares of Common Stock purchased from the Company, the total net consideration paid and the average price per share paid by the Current Stockholders and by new investors purchasing shares of Common Stock in the Offering (without giving effect to underwriting discounts and estimated expenses of the Offering, and assuming an initial public offering price of $14.00 per share):

                                           SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                          -------------------   ---------------------   PRICE PER
                                           NUMBER     PERCENT     AMOUNT      PERCENT     SHARE
                                          ---------   -------   -----------   -------   ---------
    Current Stockholders(1).............  5,000,000      73%    $ 3,321,629      12%     $  0.66
    New Investors(1)....................  1,820,000      27      25,480,000      88        14.00
                                          ---------   -------   -----------   -------
              Total.....................  6,820,000     100%    $28,801,629     100%
                                          =========   ======    ===========   ======

- ---------------

     (1) Sales by the Current Stockholders in the Offering will reduce the number of shares held by the Current Stockholders to 3,370,000 shares or 49% (3,111,250 shares or 44% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors after the Offering to 3,450,000 shares or 51% (3,967,750 shares or 56% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

     The following selected financial data for the years ended December 31, 1993, 1994, 1995 and as at December 31, 1994 and 1995 are derived from the Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent certified public accountants. The selected financial data for the year ended December 31, 1992 and for the three months ended March 31, 1995 and 1996 and as at December 31, 1992 and 1993 and March 31, 1995 and 1996 are derived from unaudited Financial Statements prepared by the Company. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                                                        THREE MONTHS
                                                                                                            ENDED
                                                              YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                    --------------------------------------------   -----------------------
                                                       1992          1993     1994       1995         1995         1996
                                                    -----------     ------   ------   ----------   ----------   ----------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                    (UNAUDITED)                                          (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net sales.........................................    $ 2,166(1)    $3,891   $9,062      $18,299       $3,758       $7,843
Cost of sales.....................................      1,558        3,489    6,373       11,848        2,309        5,344
                                                     --------       ------   ------      -------       ------       ------
Gross profit......................................        608          402    2,689        6,451        1,449        2,499
Operating expenses:
  Selling, general and administrative(2)..........        599          588    1,081        2,601          502          841
  Officers' compensation..........................         --           --      860        2,560          277          162
                                                     --------       ------   ------      -------       ------       ------
Total operating expense...........................        599          588    1,941        5,162          779        1,003
                                                     --------       ------   ------      -------       ------       ------
Income (loss) from operations.....................        $   9     $ (186)   $ 748      $ 1,289        $ 670       $1,496
Net income (loss).................................        $   9     $ (50)    $ 754      $ 1,098        $ 667       $1,358
                                                     --------       ------   ------      -------       ------       ------
                                                     --------       ------   ------      -------       ------       ------
PRO FORMA STATEMENTS OF OPERATIONS DATA:
Pro forma net income(3)...........................                                       $ 1,581        $ 414        $ 773
                                                                                         -------       ------       ------
                                                                                         -------       ------       ------
Pro forma net income per share....................                                       $  0.32       $ 0.08       $ 0.15
Weighted average shares outstanding...............                                     4,896,158    4,896,158    5,000,000

                                                                                                MARCH 31, 1996
                                                          DECEMBER 31,              ---------------------------------------
                                               ----------------------------------               PRO            PRO FORMA
                                                1992     1993     1994     1995     ACTUAL    FORMA(4)       AS ADJUSTED(5)
                                               ------   ------   ------   -------   -------   --------       --------------
                                                 (UNAUDITED)                                           (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)....................  $1,010   $  (40)  $2,433   $ 2,313   $ 3,625   $                 $ 19,436
Inventory....................................   3,866    3,519    2,771     8,563     9,878                       10,878
Total assets.................................   4,334    4,149    6,439    13,794    16,770                       30,375
Total debt...................................   1,000       --      350     3,287     5,037                          120
Total stockholders' equity (deficit).........      10      (40)   2,634     2,614     3,972     2,172             25,408

- ---------------

    (1) Includes certain net sales from a joint venture.
    (2) From inception and until July 21, 1994, the Company consigned all of its inventory to Turbine Engine Sales Group, Inc. ("Turbine"), and paid Turbine compensation equal to one half of the gross profit on consigned materials sold. The Company had no facilities and limited staffing during this period. Accordingly, income (loss) from operations prior to 1995 may not reflect the full level of operating expenses necessary to support the Company's operations during such periods.
    (3) Reflects the effect on historical statements of operations data, assuming as of January 1, 1995: (i) a change in the compensation levels of Donald A. Graw and Jaime J. Levy pursuant to new three-year employment agreements which will be in force upon the effectiveness of the Offering; and
(ii) the Company had been treated as a C Corporation rather than an S Corporation for federal and state income tax purposes. See "Prior S Corporation Status and Planned Distributions," "Management -- Employment Agreements" and
Note 11 of Notes to Financial Statements.
    (4) Reflects the effect on stockholders' equity of a planned distribution of approximately $1.8 million based on undistributed S corporation earnings allocable to the period from January 1, 1996 through March 31, 1996.
    (5) Adjusted to give effect to (i) the sale of 1,820,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $14.00 per share after deduction of estimated underwriting discounts and commissions and the payment by the Company of the estimated offering expenses, (ii) the application of the net proceeds to the Company as set forth herein including, among other things, the payment of an assumed $1.8 million of estimated S Corporation distributions and (iii) a change in the compensation levels of Donald A. Graw and Jaime J. Levy and the change in the Company's S Corporation status to C Corporation status as if such events had occurred as of January 1, 1995. See "Prior S Corporation Status and Planned Distributions," "Use of Proceeds" and "Management -- Employment Agreements."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Financial Statements of the Company and the Notes thereto, and the other financial information included elsewhere in this Prospectus. This Prospectus contains certain statements regarding future trends which are subject to various risks and uncertainties. Such trends, and their anticipated impact on the Company, could differ materially from those discussed in this Prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     The Company is an aftermarket supplier of JT8D aircraft engines, engine components and airframe material. The aftermarket for JT8D aircraft engines and engine components is highly competitive, with name recognition, range and depth of inventories, full traceability of materials, product knowledge, quality, service and price being key factors in distinguishing between suppliers.

     Until July 21, 1994, the Company consigned all of its inventory to Turbine Engine Sales Group, Inc. ("Turbine") which procured, managed, warehoused and sold such inventory and collected a fee equal to 50% of the Company's gross profit on the material. On July 21, 1994, the Company acquired all of the assets and retained certain personnel formerly employed by Turbine and Turbine was subsequently dissolved. Accordingly, the Company's operating expenses for years prior to 1995 may not be comparable to operating expenses in 1995.

     The Company's business consists of the sale of the Company's inventory of engine components and whole aircraft engines, airframe material on consignment, and field services, including engine inspections such as borescoping.

     The Company's net sales are substantially affected by levels of its inventory. The Company acquires whole aircraft engines and makes a determination either to disassemble the aircraft engine for engine components or repair the aircraft engine for sale. Engine component sales have historically risen more consistently on a quarter to quarter basis due to the following factors: (i) there has been larger and more consistent market demand for engine components, and a lower price per unit; (ii) the Company has committed a greater amount of working capital to aircraft engines purchased for disassembly; and (iii) the Company has maintained closer relationships with engine component purchasers. Whole aircraft engine sales are anticipated to continue to increase annually but may experience fluctuations during the year, as customer demand for whole aircraft engines is seasonal. The Company anticipates that the Offering will increase the Company's financial resources available to build its inventory to support increased net sales.

     The Company does not provide warranties in addition to those provided by the independent overhaul facilities which service its products. The Company has established programs regarding acceptance of products returned by its customers. A reserve for such returns is estimated based on the level of sales and the Company's historical experience.

     To date, airframe material sales have been derived from consigned surplus. The Company held consigned airframe materials with an estimated realizable value of $1.5 million as of March 31, 1996. The Company believes that sales of airframe materials can be significantly increased through the purchase of surplus inventories of such material. To the extent the Company purchases airframe material inventory, its working capital requirements will increase and its gross margin on such sales will be affected by market factors rather than, as has historically been the case, contractual provisions.

     The Company records whole aircraft engines held for resale at the lower of cost or market. Gross profit on whole aircraft engine sales has fluctuated significantly from period to period as a result, among other things, of the circumstances under which whole engines are sold. The Company has paid higher prices for whole aircraft engines for resale when the Company has simultaneously arranged a sale of the same aircraft engine at an even greater price, than it customarily pays for aircraft engines purchased for disassembly. Because the amounts committed to such inventory are returned relatively quickly, the Company has been willing on various occasions to undertake such transactions even though they generate a substantially lower gross margin than aircraft engines held for resale for longer periods or aircraft engines purchased for disassembly. Such whole engine sales have had the effect of causing gross margin on whole aircraft engine and engine component sales to fluctuate significantly in the past and can be expected to do so in the future.

     Engine component inventories are initially recorded at cost. Cost of sales relative to engine components shipped are recorded during the first three to six months following disassembly of the related whole aircraft engine at the Company's standard ratio of cost of sales to net sales for engine components from such aircraft engine types. Thereafter, management evaluates the remaining engine components, estimates future sales and related overhaul costs and, if necessary, adjusts the ratio of costs of sales to net sales on a prospective basis. Thereafter, the Company records the cost of each engine component sold at the time the related net sales are recognized, based on such ratios.

     During 1995, the Company entered into an agreement with Parati Corporation ("Parati") relating to Parati's acquisition of new and surplus aircraft engines for resale and disassembly (the "Parati Agreement"). The Parati Agreement provided for an equal sharing of gross profits between the Company and Parati following the recovery by Parati of all costs borne by Parati. Accordingly, cost of sales in the historical financial statements of the Company contained herein include costs associated with the portion of the gross profit due Parati from the sale of engine components of the two disassembled aircraft engines subject to the Parati Agreement. Parati and the Company have agreed to terminate the Parati Agreement prior to the Offering and for the Company to purchase at cost Parati's remaining engine component inventory at such time. See "Certain Transactions -- Parati Agreement."

     Effective on and after January 1, 1996, the Company amended its employment agreements with two senior executive officers in order, among other things, to reduce the rate of compensation from the prior level of an aggregate of 40% of adjusted net income, as defined in such agreements, to an aggregate of 10% of adjusted net income. Such amended agreements provided for an additional bonus accrued on December 31, 1995 in the amount of $1.2 million. New three-year employment agreements, which fix the rate of compensation payable to such officers to an aggregate annual salary of $480,000 and the right to participate in the Company's Incentive Plan, become effective on the effective date of the Registration Statement of which this Prospectus forms a part. See
"Management -- Employment Agreements."

     The Company has in the past obtained non-interest bearing advances from the current stockholders. Such non-interest advances are not expected to be available to the Company in the future. As a result, the Company anticipates that all of its borrowings will bear interest and that, as a result, interest expense is likely to increase during the balance of 1996. The non-interest bearing advances of the Company to its stockholders were $1,620,324 as of both December 31, 1995 and March 31, 1996.

TERMINATION OF S CORPORATION STATUS

     Prior to the Offering, the Company intends to terminate its status as an S Corporation and will become subject to federal and state income taxes. Historically, the Company has not recorded a provision for income taxes as a result of its S Corporation status for the prior periods shown. See "Prior S Corporation Status and Planned Distributions."

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain items contained in the Company's statements of operations expressed as a percentage of net sales:

                                                                                          THREE MONTHS
                                                                     YEAR ENDED               ENDED
                                                                    DECEMBER 31,            MARCH 31,
                                                               ----------------------     -------------
                                                               1993     1994     1995     1995     1996
                                                               ----     ----     ----     ----     ----
    Net sales:
      Aircraft engines and engine components.................  100 %     95 %     91 %     83 %     96 %
      Other(1)...............................................   --        5        9       17        4
                                                               ----     ----     ----     ----     ----
             Total net sales.................................  100      100      100      100      100
    Cost of sales:
      Aircraft engines and engine components.................   90       67       59       50       65
      Other..................................................   --        3        6       11        3
                                                               ----     ----     ----     ----     ----
             Total cost of sales.............................   90       70       65       61       68
    Gross profit:
      Aircraft engines and engine components.................   10       28       32       33       31
      Other..................................................   --        2        3        6        1
                                                               ----     ----     ----     ----     ----
             Total gross profit..............................   10       30       35       39       32
    Operating expenses:
      Selling, general and administrative....................   15       12       14       13       11
      Officers' compensation.................................   --       10       14        8        2
                                                               ----     ----     ----     ----     ----
             Total operating expenses........................   15       22       28       21       13
                                                               ----     ----     ----     ----     ----
    Income (loss) from operations............................   (5)       8        7       18       19
    Interest (expense) income, net...........................   --       --       (1)      --       (2)
    Extraordinary item.......................................    4       --       --       --       --
                                                               ----     ----     ----     ----     ----
    Net income (loss)........................................   (1)%      8%       6%      18%      17%
                                                               =====    =====    =====    =====    =====

- ---------------

     (1) Includes airframe materials and field services sales.

  Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1995

     Net sales. Net sales increased 109% to $7.8 million during the three months ended March 31, 1996 from $3.8 million during the three months ended March 31, 1995.

     Aircraft engines and engine components -- Aircraft engines and engine component sales increased 141% to $7.5 million during the three months ended March 31, 1996 from $3.1 million during the three months ended March 31, 1995. This increase is primarily due to an increase in engine component sales related to a $5.8 million increase in available inventory for sale on December 31, 1995 as compared to December 31, 1994. A substantial portion of the increased sales were made to Pratt & Whitney, as a result of the Pratt & Whitney Agreement entered into during June 1995, while sales to Dallas Aerospace declined as a result of the reduced number of whole aircraft engines sold in the three months ended March 31, 1996 compared to the three months ended March 31, 1995.

     Other -- Other sales decreased 52% to $301,000 during the three months ended March 31, 1996 from $628,000 during the three months ended March 31, 1995. The decrease is due to a reduced level of consigned airframe material available for sale.

     Gross profit. Gross profit increased 72% to $2.5 million in the three months ended March 31, 1996 from $1.4 million in the three months ended March 31, 1995 as a result of increased net sales. Gross margin decreased from 39% during the three months ended March 31, 1995 to 32% during the three months ended March 31, 1996 due to the sale of fewer whole aircraft engines and the effect of sales of engine components owned by Parati.

     Aircraft engines and engine components -- Gross profit on aircraft engine and engine component sales increased 92% to $2.4 million in the three months ended March 31, 1996 from $1.2 million in the three months ended March 31, 1995. Gross margin decreased from 39% during the 1995 period to 32% during the 1996 period as a result of the sale of fewer whole aircraft engines in the first quarter of 1996 and the effect of sales of engine components owned by Parati.

     Other -- Gross profit on other sales declined 50% to $100,000 in the three months ended March 31, 1996 from $201,000 in the three months ended March 31, 1995 due to the decreased sales volume. Gross margin on other sales increased slightly to 33% in the three months ended March 31, 1996 from 32% in the three months ended March 31, 1995.

     Selling, general and administrative expense. Selling, general and administrative expense increased 68% to $841,000 in the three months ended March 31, 1996 from $502,000 in the three months ended March 31, 1995, while such expense declined as a percentage of net sales from 13% to 11%, respectively. The increase in the amount of such expense is primarily attributable to increased personnel expense resulting from additional staffing, increased facility expense associated with the May 1995 relocation to the 50,000 square foot operations center and the inauguration of the disassembly facility during the early part of the first quarter of 1996.

     Officers' compensation. Officers' compensation decreased 42% to $162,000 in the three months ended March 31, 1996 from $277,000 in the three months ended March 31, 1995, and such expense declined as a percentage of net sales to 2% from 8%, respectively. These savings resulted from an amendment to the employment agreements of the two senior executives of the Company effective for periods subsequent to January 1, 1996.

     Net interest expense. Net interest expense increased to $138,000 during the three months ended March 31, 1996 from $3,000 during the three months ended March 31, 1995, and such expense increased as a percentage of net sales from 0% to 2%, as a result of the Company's increased borrowing to support the higher level of inventory.

  Year Ended December 31, 1995 compared to Year Ended December 31, 1994

     Net sales. Net sales increased 102% to $18.3 million during 1995 from $9.1 million during 1994.

     Aircraft engines and engine components -- Aircraft engines and engine component sales increased 93% to $16.7 million in 1995 from $8.6 million in 1994. This increase resulted from an increase in inventory levels as a result of the credit facilities established in December 1994, the commencement of the Pratt & Whitney relationship and a 57% increase in whole aircraft engine sales, coupled with sales of more expensive, higher thrust aircraft engines. Sales to Dallas Aerospace in 1995 declined by approximately 20%. The reserve for sales allowances in 1995 increased due to an increase in the total sales and to a return accepted from a customer of materials, most of which were resold by the Company during the three months ended March 31, 1996.

     Other -- Other sales increased as a result of the commencement of borescope service sales in January 1995 and a full year of sales of Boeing 727 rotable and expendable components.

     Gross profit. Gross profit increased 140% to $6.5 million during 1995 from $2.7 million during 1994. Gross margin increased to 35% during 1995 from 30% during 1994 primarily due to an increase in gross margins on aircraft engines and engine components.

     Aircraft engines and engine components -- Gross profit on aircraft engines and engine components increased 132% to $5.9 million in 1995 from $2.6 million in 1994. Gross margins increased from 30% in 1994 to 36% in 1995 primarily as a result of the sale of a greater proportion of higher margin whole aircraft engines during 1995.

     Other -- Gross profit on other sales increased 305% to $522,000 from $129,000 in 1994 due to the commencement of borescope services and increased sales of airframe material. Gross margin increased slightly from 30% to 32%.

     Selling, general and administrative expense. Selling, general and administrative expense increased 141% to $2.6 million in 1995 from $1.1 million in 1994, and such expense increased as a percentage of net sales from 12% during 1994 to 14% during 1995. This increase resulted primarily from the full year effect during 1995 of initiating direct operations (previously performed by Turbine until July 21, 1994), including increases in personnel costs of $1.0 million and facility expense of $496,000.

     Officers' compensation. Officers' compensation increased 198% from $860,000 in 1994 to $2.6 million in 1995, and such expense increased as a percentage of net sales from 10% during 1994 to 14% during 1995. This increase primarily resulted from increased net income which was the basis for determining the compensation of the two senior executives under the employment agreements then in effect and a one-time bonus in the fourth quarter of 1995 of $1.2 million in consideration of the reduction of the rate of compensation for future periods.

     Net interest expense. Net interest expense in 1995 was $191,000 as compared to $6,000 of interest income in 1994 due to the borrowing to support inventory growth under the Company's credit facilities established in December 1994.

  Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net sales. Net sales increased 133% to $9.1 million during 1994 from $3.9 million during 1993.

     Aircraft engines and engine components -- Aircraft engines and engine component sales increased 122% to $8.6 million in 1994 from $3.9 million in 1993. This increase was a result of the substantial increase of JT8D aircraft engine and engine component inventory available for sale.

     Other -- Other sales, derived from airframe material consignment sales which commenced in 1994, were approximately $431,000.

     Gross profit. Gross profit increased 569% to $2.7 million during 1994 from $402,000 during 1993. Gross margin increased from 10% during 1993 to 30% during 1994.

     Aircraft engines and engine components -- Gross profit on aircraft engine and engine component sales increased 537% to $2.6 million in 1994 from $402,000 in 1993. Gross margin on such sales increased to 30% in 1994 from 10% in 1993. These increases resulted primarily because of the incurrence in 1993 of an inventory write-down and a loss on the sale of certain non-JT8D aircraft engines, both of which severely impacted gross margin.

     Other -- Airframe material sales, which commenced in 1994, were $431,000.

     Selling, general and administrative expense. Selling, general and administrative expenses increased 84% to $1.1 million in 1994 from $588,000 in 1993, and such expense decreased as a percentage of net sales from 15% in 1993 to 12% in 1994. The increase in the amount of this expense is primarily due to the establishment during the third quarter of 1994 of the Company's operations (formerly performed by Turbine).

     Officers' compensation. Officers' compensation was incurred for the first time in 1994 as a result of the retention during 1994 of the Company's two senior executives.

     Net interest income. Net interest income in 1994 was $6,000 compared to net interest expense of $14,000 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's primary source of cash has been from financing activities and cash flow generated by operations. Net cash provided by financing activities, derived primarily from bank lines of credit and advances from stockholders, was $2.3 million and $1.8 million during 1995 and the three months ended March 31, 1996, respectively. The Company has also obtained aircraft material on consignment and may enter into other consignment agreements in the future. The Company's principal working capital requirements relate to the acquisition of inventory and carrying of receivables. The Company generally extends 30-day payment terms to its customers, other than new customers and purchasers of whole aircraft engines, who are charged cash on delivery. The Company extends 120-day payment terms to Pratt & Whitney. The Company is planning to launch a program in conjunction with third-party financing sources for leasing whole aircraft engines which may increase its working capital requirements.

     The Company presently has a revolving credit facility (the "Credit Facility") with Barnett Bank of South Florida, N.A. (the "Bank") which provides working capital of up to $10.0 million with interest at the Bank's base rate plus 0.75%, subject to an availability calculation based on the eligible borrowing base. The eligible borrowing base includes certain receivables and inventories of the Company. The Company is in compliance with all of its requirements under the Credit Facility. The Credit Facility is due on demand and is reviewed annually. At March 31, 1996, the Company had outstanding approximately $4.9 million and additional availability of approximately $1.1 million under the Credit Facility.

     Following the Offering, the Company has received a commitment from the Bank to amend the Credit Facility to provide for maximum borrowing of up to $20.0 million, with interest at the Bank's base rate plus a range from 0.25% to 1.50% based upon the Company's financial performance (the "Amended Credit Facility"). The Amended Credit Facility is expected to contain financial and other covenants of the Company and is expected to be secured by a lien on substantially all of the assets of the Company.

     The Company entered into a Limited Recourse Receivable Discount Facility ("Discount Facility") with Citibank, N.A. providing a facility for sales of receivables from Pratt & Whitney to Citibank, N.A. at a discount rate of LIBOR plus 1/4%. The Company paid a significant facility fee at the commencement of the Discount Facility and may discount an aggregate of $10 million of receivables prior to paying additional fees to extend the Discount Facility. The Company sold an aggregate of $3.9 million in receivables pursuant to the Discount Facility through March 31, 1996. The Company anticipates that following the commencement of the Amended Credit Facility and the full utilization of the initial $10 million of the Discount Facility, the Company will cause the Discount Facility to terminate.

     The Company has established a capital expenditure budget of approximately $2.9 million during 1996, including approximately $2.2 million for additional tooling in the Company's disassembly operations relating to JT8D aircraft engines, approximately $300,000 for planned additional enhancements to the Company's information technology systems, approximately $200,000 to complete warehouse improvements, approximately $150,000 for additional leasehold improvements related to planned increases in personnel and approximately $50,000 for additional borescoping equipment. The Company presently plans additional capital expenditures of approximately $2.2 million in 1997, primarily for tooling associated with the disassembly of CFM56 aircraft engines.

     The Company believes that current levels of working capital, the proceeds to the Company of the Offering and amounts available under the Credit Facility will enable it to meet its liquidity requirements for the next twelve months.

SEASONALITY

     The Company believes that the aftermarket for whole aircraft engines is seasonal, with increased demand for whole aircraft engines during the summer months. This seasonality exists because aircraft engine performance is directly related to ambient temperature (as temperatures rise it is more difficult for aircraft engines to perform properly). As a result, certain aircraft engines are removed from service during the summer months due to failure of those particular aircraft engines to comply with exhaust gas temperature limitations. Aircraft engines of the same type and model can have different performance capabilities. The summer months also include peak travel periods during which aircraft utilization levels are high. There can be no assurance that the Company will not experience substantial quarterly fluctuations of sales in the future as a result of the seasonal effect of aircraft engine sales. See "Risk Factors -- Limited Operating History; Potential Fluctuations in Operating Results."

                               INDUSTRY OVERVIEW

GENERAL

     According to Boeing's 1996 Market Outlook, the annual worldwide market for aircraft, aircraft engines and engine components is approximately $10.0 billion, of which over $1 billion annually consists of sales and leases of aftermarket JT8D aircraft engines and engine components. The aftermarket supplies aircraft engines, engine components and airframe components in new and used condition as distinguished from new aviation materials sold directly by an OEM. There are currently over 13,000 JT8D aircraft engines in service, estimated to power approximately 40% of the world's commercial jet powered aircraft including Boeing 727/100/200, Boeing 737/100/200 and McDonnell Douglas DC-9-10/20/30/40/50
aircraft. First tier aircraft operators (consisting of the ten largest carriers in the United States, which account for approximately 85% of the available seat miles flown domestically, and the flag carriers in the international markets) have reduced the percentage of their fleets which is powered by the JT8D engine by selling older aircraft to second tier, start-up and cargo aircraft operators and replacing them with new aircraft. As a result, a substantial number of JT8D engines have migrated to aircraft operators which the Company believes are more likely to outsource their maintenance and inventory management requirements. Activity in the aftermarket is linked to aviation activity. The aftermarket is highly fragmented, consisting of a limited number of suppliers selling a broad range of aircraft engines and engine components, and numerous smaller competitors serving specialized niche markets. Aftermarket resellers compete on availability, breadth of product offering, service and price. The Company estimates that the largest three suppliers of the JT8D aircraft engine and engine component aftermarket, AAR, Inc., Dallas Aerospace and AGES, L.P., have an aggregate 29% market share.

     Aviation aftermarket aircraft engines, engine components and airframe materials are regulated by the FAA with supplemental guidelines issued by the OEMs which govern the use and overhaul of aviation components based upon damage, flight hours and cycle times (take-off and landings). The condition of aftermarket engine components are determined by a third-party repair facility certificated by the FAA which classifies components as "serviceable" (immediately available for use), "overhauled" (the engine component is "serviceable" and further specified repair procedures which enhance value have been performed) and "scrap" (must be destroyed).

INDUSTRY TRENDS

     The Company believes that the significant trends impacting the aftermarket will continue to increase its overall size while reducing the number of competitors. These trends include the following:

          Growth in Air Transit. According to Boeing's 1996 Market Outlook, global air travel will increase by 70% through 2005, and the number of passenger and cargo delivery aircraft in service will increase by 47%. The Company believes that growth in air transit activity has increased the demand for aircraft engine, engine component and airframe material purchases from the aftermarket.

          Increased Outsourcing of Inventory and Engine Repair Management Function. Aircraft operators have come under increasing pressure during the last decade to reduce both operating and capital costs associated with providing air transportation services. While several of the expenditures incurred by aircraft operators are beyond their direct control (i.e., fuel prices and labor costs), the Company believes that obtaining replacement engine components from the aftermarket and outsourcing inventory management functions represent cost reduction opportunities for aircraft operators. Aircraft engines and engine components sold by aftermarket suppliers are substantially less expensive than new aircraft engines and components sold by OEMs. In addition, inventory management typically is more inexpensively and efficiently provided by a third-party like the Company that can achieve economies of scale unavailable to individual aircraft operators. Several smaller and start-up airlines and air cargo operators do not presently own an inventory of engine and airframe components, but rather have entered into agreements with suppliers for all or a portion of their requirements for engine and airframe components. Additionally, other airlines, including several large airlines, have begun to outsource portions of their purchasing services, repair management and warehouse management. The Company believes that its broad array of JT8D engine components and its reputation for timely and reliable delivery and complementary engine management services will position the Company to compete effectively for long-term supply relationships. The Company anticipates that the increased reliance on outsourcing will cause consolidation in the aftermarket, because only those suppliers with extensive inventories and adequate capital will secure such agreements with aircraft operators.

          Maintenance Requirements. Under regulations promulgated by the FAA and the European Union and similar agencies of other countries, as well as guidelines established by aircraft engine OEMs, when the performance of an aircraft engine falls outside prescribed limits and after a specific number of flight hours or take-offs and landings an aircraft engine must be brought into a repair facility certificated by the FAA or a similar agency of a foreign nation for various types of designated service. Depending on the model, aircraft engines require regular maintenance and inspection and replacement of "life-limited" components. The FAA and similar agencies of other countries subject aircraft and engines with hours and cycles above certain limits to inspection and servicing on increased frequencies. The trend towards increasing maintenance requirements for aging aircraft (which generally include those models powered by the JT8D aircraft engine) has increased the size of the aftermarket for engine components since replacement engine components are generally required in connection with the repair of aircraft engines and the use of new engine components for these purposes is not cost effective.

          Increasing Emphasis on Traceability. The sale of engine and airframe components must be accompanied by documentation which allows the customer to demonstrate compliance with applicable FAA requirements. The sophistication required to track the history of an engine or airframe component is considerable and involves an investment in information systems technology and the implementation of substantial quality assurance regimes. The cost of investment in technology and human resources to compete effectively in the aftermarket has become increasingly expensive.

                                    BUSINESS

GENERAL

     AVTEAM, Inc. is an international aftermarket supplier of JT8D aircraft engines and engine components as well as airframe and other aircraft material to commercial passenger and cargo aircraft operators, aircraft engine repair and engine component overhaul facilities and other aftermarket suppliers of aircraft engines and engine components. The JT8D is the most widely used aircraft engine in the world and is estimated to power approximately 40% of the world's commercial jet powered aircraft including Boeing 727/100/200, Boeing 737/100/200 and McDonnell Douglas DC-9-10/20/30/40/50 aircraft. First tier aircraft operators (consisting of the ten largest carriers in the United States, which account for approximately 85% of the available seat miles flown domestically, and the flag carriers in the international markets) have reduced the percentage of their fleets which is powered by the JT8D engine by selling older aircraft to second tier, start-up and cargo aircraft operators and replacing them with new aircraft. As a result, a substantial number of JT8D engines have migrated to aircraft operators which the Company believes are more likely to outsource their maintenance and inventory management requirements. During 1995, the Company supplied over 500 customers with over 40,000 engine and airframe components and 22 aircraft engines. The Company has increased net sales at a compound annual growth rate of 117% from $3.9 million in 1993 to $18.3 million in 1995. The Company currently estimates that it has less than a 2% share of the worldwide JT8D aircraft engine and engine component aftermarket.

     The Company began its operations as a value-added reseller of aircraft engines, engine components and airframe material and based its operations in Southeast Florida to access major aviation services companies. The Company implemented business practices based upon senior management's extensive experience to position the Company to serve its customers efficiently and allow for substantial growth. These practices include targeted inventory sourcing and marketing, use of a state-of-the-art, interactive management information system, and operation of an efficient disassembly facility and a warehouse and distribution facility that permits a rapid turnaround between customer order and product delivery. In recognition of the Company's capabilities, in June 1995, Pratt & Whitney, the OEM of the JT8D aircraft engine, selected the Company to be its worldwide, sole-source supplier of JT8D aftermarket engine components. The combination of the net proceeds from the Offering and the Credit Facility will provide the Company with additional financial resources to expand its inventory and capitalize on the trends in the aftermarket supply industry.

COMPETITIVE ADVANTAGES

     The key components of the Company's competitive advantages are:

          Successful Buying Practices. The Company focuses on the appropriate and timely purchase of aircraft engines for disassembly or resale. The worldwide aftermarket for JT8D aircraft engines and engine components is estimated at over $1 billion annually, which provides a large and liquid market for aircraft engines and engine components. However, there is no consistent, reliable and organized source of supply of surplus aircraft engines. The Company utilizes extensive market knowledge, disciplined sourcing and prudent due diligence procedures and offers cash consideration for its purchases of aircraft engines. The Company maintains an internally generated database of JT8D aircraft engines by owner based on extensive research and market expertise which it utilizes to target purchase opportunities. Through its entrepreneurial approach, the Company has been able to make its purchase decisions more quickly than larger competitors and does not depend on contingent financing which hampers smaller competitors.

          State-of-the-Art Management Information Systems. The Company utilizes its information technology system in order to track, price, sort and determine sales profitability for the aftermarket engine components maintained in the Company's inventory. Through this integrated system, each sales representative of the Company can provide immediate and reliable responses to customer inquiries, delivering superior service over smaller, under-capitalized, paper-based competitors. In addition, management can target its purchasing decisions, focus overhaul expenditures on higher demand, higher margin components and monitor its inventory turnover ratio. The information technology system can interact with the Inventory Locator Service ("ILS") to provide certain pricing and availability information to potential customers.

          Broad Range of Product Offerings. The Company provides one of the most extensive product lines, consisting of over 4,000 aftermarket engine components, of the JT8D aircraft engine. The Company's customers demand a broad range of engine and airframe components, often in substantial volumes and on an expedited basis.

          Tailored Customer Support. The Company provides tailored customer support with an emphasis on quality, timely shipping, real-time, reliable pricing and availability and full traceability of the products sold by the Company. The Company offers flexible solutions designed to fulfill specific customer needs, combined with guarantees of high quality component delivery, EDI, financing arrangements and packaging components or services for volume and attractive pricing. The Company believes that, through these services, it can become the priority or sole supplier to its customers.

          Capacity for Growth. The Company's management structure and facilities have been designed with capacity for substantial growth in volume and range of products. The Company's distribution facility is structured to allow for efficient processing, warehousing and inventory management of substantially greater volumes than currently handled. In early 1996, the Company added an aircraft engine disassembly facility which allows it to reduce the time required to make available engine components for sale or repair. Furthermore, the Company's information technology system is designed to meet evolving customer support requirements as well as to assist management in maximizing productivity.

GROWTH STRATEGY

     The Company seeks to maximize revenues and profitability through a combination of appropriate purchases of surplus aircraft engines and superior customer support to compete more on product offerings and relatively less on price. As a result of the Offering and the Credit Facility, the Company will have the working capital to increase its purchase of aircraft engines, engine components and airframe material. Elements of the Company's growth strategy include:

          Increase JT8D Market Penetration. The Company seeks to increase its presence in the JT8D aftermarket and capitalize on the outsourcing trends within the industry by providing a broad range of aircraft engines and engine components, timely and reliable delivery and comprehensive customer support and by targeting its marketing efforts. The Company believes that it can capitalize on the outsourcing trends within the industry by supplying third-party repair facilities and aircraft operators. In addition, the Company seeks to increase volume and frequency of sales through its use of a technical salesforce to market its products and services to new and existing customers, many of which rely on the Company's greater technical expertise.

          Enter CFM56 Market. The Company plans to enter the engine components aftermarket in newer, higher thrust aircraft engine types, such as the CFM56, which is manufactured by CFM International, Inc. The CFM56, with an installed base of over 5,000 aircraft engines, is expected to become the dominant aircraft engine early in the next century and has been operating for a sufficient period for an active aftermarket in aircraft engines and engine components to emerge. The Company believes that its expertise derived from servicing the JT8D market, including its business practices and its information technology system, are readily transferable to supporting CFM56 customers. The CFM56 is still being sold by its OEM and the market should continue to grow in the near term as more aircraft engines come into service and others extend their operating life past their respective warranty periods. Because higher thrust aircraft engines and engine components command a higher price per unit, expansion to this aircraft engine type may serve to increase the Company's revenues.

          Implement Engine Management and Leasing Programs. As aircraft operators seek to outsource the repair of aircraft engines as well as inventory management, the Company believes that there is an opportunity to offer its customers complementary services to manage various aspects of their engine maintenance and acquisition needs. These services include: (i) aircraft engine leasing;(ii) providing services involving obtaining aircraft engine repair quotations from a variety of FAA certificated repair facilities, the specification of particular FAA certificated repair facilities to perform aircraft engine repairs and the scheduling of delivery of the aircraft engines to be repaired and their return to the aircraft operator following the completion of the work by the FAA certificated repair facility; (iii) designing aircraft engine repair workscopes; (iv) borescoping services; and (v) providing aircraft engines. By offering a total engine and inventory management solution to aircraft operators and lessors, the Company seeks the sale of engine components for maintenance service to the aircraft engines, acquisition of the aircraft engines after lease terms and the strengthening of customer relationships.

          Strengthen Key Customer Relationships. The Company seeks to form close relationships with existing and new customers by providing a "one-stop shop" for JT8D customers with a broad range of high quality product offerings, reliable and timely customer support and flexible and customized solutions for customers' needs. The Company's emphasis on customer support, combined with its information technology system, assists the Company in delivering engine components and services efficiently to customers on a cost-effective basis. By providing the required services and engine components within the JT8D aftermarket, the Company seeks to increase its customers' purchasing frequency and expand its customer base.

PRODUCTS AND SERVICES

     The Company's net sales over the past three years have been derived from the sale of engine components, whole aftermarket aircraft engines, airframe material and complementary services.

     Engine Components. The Company maintains inventory of and sells over 4,000 engine components for JT8D aircraft engines. Aftermarket engine components are generally held by the Company in "overhauled," "serviceable," "repairable" or "as removed" conditions. The Company acquires surplus aircraft engines for disassembly following its review of maintenance records relating to such aircraft engines. Although the Company must rely on such maintenance records and cannot independently verify the accuracy of the entries, the Company performs various tests of internal consistency in such records and has developed a knowledge of the particular recordkeeping methods of various prior owners of aircraft engines. In general, the FAA and international regulatory authorities impose substantial criminal and civil sanctions for the making of false entries in the maintenance records of aircraft engines. Following disassembly of an aircraft engine, the "as removed" engine components required to replenish saleable inventory must be inspected and classified by a third-party facility certificated by the FAA to perform such work. Engine components determined to be "scrap" are destroyed and "repairable" engine components may be brought to "serviceable" or "overhauled" condition depending upon the OEM's designation of the engine component. Prices for the individual engine components are determined by their classification, condition and general level of availability in the aftermarket at the time of sale. The Company has experienced greater sales volume in the following types of engine components, which account for approximately 80% of the Company's net sales of engine components:

          Disks -- The disks are the rotors which hold and turn the blades within the aircraft engine. As "life-limited" components, the FAA requires that disks may only be flown a certain number of cycles and/or hours before replacement. A typical aircraft engine contains 13 compressor disks and four turbine disks. The price for a disk ranges from $1,000 to $75,000.

          Blades and Vanes -- Blades are moving parts which direct the air flow through an aircraft engine and are generally sold in sets. The quantities of blades included in a complete set vary in the different stages of the aircraft engine. The Company does not typically recover full, usable sets of blades from the disassembly of used aircraft engines, but rather partial, repairable sets. An individual blade typically sells for $50 to $1,200 depending on the stage and condition of the blade. Vanes are stationary air foils which also direct the air flow through an aircraft engine. Different aircraft engine stages may contain from 46 to 95 vanes which range in price from $25 to $3,500 per vane depending on the stage of the aircraft engine in which they are located. Most blades and vanes are unique to a specific aircraft engine type, although some are interchangeable.

          Stators -- Stators serve to direct the air flow through an aircraft engine at the optimum desired angle. The Company sells 11 of the 12 stators typically contained in an aircraft engine. The resale price of a stator ranges from $1,000 to $70,000 depending on its condition and the aircraft engine stage.

          Cases -- Cases contain and separate various assemblies within the aircraft engine. A JT8D aircraft engine typically has approximately 20 cases, both internal and external. The price of a case ranges from $500 to $150,000 depending on its function, condition and location.

          Seals, Housings, Bevels, Bearings, Fuel Nozzles and Spacers -- These engine components comprise the bulk of the remaining items included within an aircraft engine and typically range in price from $500 to $25,000.

     Whole Aftermarket Aircraft Engines. The Company sold five, 14 and 22 whole aircraft engines in 1993, 1994 and 1995, respectively. The prices for aftermarket aircraft engines depend on the thrust of the aircraft engine, the availability of the aircraft engine type at the time of sale and the buyer's circumstances. In the event that an aircraft requires a replacement aircraft engine, customers may be willing to pay a premium for a serviceable aircraft engine which can be delivered immediately.

     Airframe Components. The Company's airframe component sales have resulted from sales of new and used rotable and expendable spare parts for Boeing 727 and 707 series aircraft, consisting of approximately 45,000 line items. Sales of rotable airframe components include avionics equipment (for example, fuel and altitude indicators) and actuators (for example, devices that perform certain mechanical functions). The airframe components currently held for sale by the Company are divided 60% among expendable and 40% among rotable airframe components.

     Borescoping Services. The Company offers engine borescoping services, a diagnostic procedure utilizing a video camera attached to the end of a thin tube which is inserted into various sections of an aircraft engine to analyze its condition without disassembly. The Company also utilizes its borescoping capabilities to evaluate substantially all aircraft engines which the Company has the opportunity to purchase.

     Engine Management Services. The Company offers engine management services to its customers, which include arranging for volume discounts and competitive bids to service aircraft engines, preparing workscopes for the repair of aircraft engines, monitoring aircraft engines through the entire repair process and providing cost-effective replacement engine components for the aircraft engines.

     Engine Leasing Services. In response to various requests from customers, the Company is planning to launch a lease program whereby the Company will offer to lease new or used aircraft engines to aircraft operators under terms which provide for the Company to provide engine management services during the term of the lease and to own the aircraft engine at the end of the lease term.

PURCHASING

     The Company's business is substantially dependent on its purchasing activities because its net sales are substantially influenced by inventory. The Company acquires its inventories primarily through the purchase of surplus aircraft engines or engine component inventories from owners. Senior manage-ment's first priority is the identification, negotiation and completion of surplus aircraft engine and engine component purchases. The Company has created a reputation in the aviation aftermarket supply industry as a purchaser of JT8D aircraft engines as a result of its many purchases of these aircraft engines. Because the size of its inventory is critical to results of operations and because there is no organized market for surplus JT8D aircraft engines, the Company's operations are materially dependent on the techniques employed by management to identify potential sources of material and to effect timely purchases at acceptable prices. In order to acquire surplus aircraft engines effectively, the Company's purchasing procedures include:

     - Deploy field personnel to identify potentially available aircraft engines;

     - Appoint representatives domestically and abroad to identify purchase opportunities;

     - Offer cash purchase prices rather than seek extended payment terms;

     - Maintain a streamlined aircraft engine review process in order to make timely offers; and

     - Dispatch senior management to potential vendors to negotiate and close purchases.

     Prior to the Offering, the Company utilized consignments to obtain airframe material to increase sales without committing capital. Following the Offering, the Company may elect to obtain airframe component inventory by direct purchase but may also continue to obtain airframe material through consignments. Consignment agreements typically require the Company to store the consigned materials in dedicated warehouse space at the Company's facilities, use its best efforts to sell the consigned materials at market prices and provide the consignor with regular sales reports. The Company is typically obligated under consignment arrangements to pay the consignor an agreed percentage of the prices of the consigned materials sold on a monthly basis.

INFORMATION SYSTEMS

     The Company utilizes a customized inventory information technology system which is fully integrated with the Company's customized accounting and management information systems to assist management in planning, operating and controlling its business activities. This information technology system has internal security and check and balance functions which allow substantially all employees to access information relevant to their functions but restricts the ability of unauthorized users to alter sensitive data.

     The information technology system contains information regarding each item in the Company's inventory at any given time. By accessing the information technology system through a bar coded scanner, the Company can: (i) document, for any engine component, full traceability to the FAA approved point of origin (whether the OEM, an approved agent of the OEM or a certificated FAA repair facility); (ii) the aircraft engine from which an engine component is originated; (iii) various identifying codes for the engine component; (iv) the condition of the engine component; (v) the on-line availability of other engine components of the same type in inventory; (vi) the location of all other similar engine components and, if at an FAA certificated repair facility, when such engine components are due to be returned; (vii) the history of the sales regarding the type of engine component to the Company's customers (including dates and sales prices); (viii) the Company's other sales commitments; and (ix) any relevant purchase commitments. The information technology system also provides time and usage cycles for life-limited components.

     The information technology system has an automatic interface that transfers purchase and sales commitment data, real-time perpetual inventory levels, recording of inventory movements, current assessment of supply and demand for various engine components and complete daily reports to the accounting and management information systems maintained by the Company.

DISASSEMBLY AND SERVICING OF AIRCRAFT ENGINES

     Prior to mid-December 1995, third-party facilities disassembled the surplus aircraft engines purchased by the Company to stock the Company's engine component inventory. The Company often experienced long delays in receiving the disassembled components. During January 1996, the Company retained qualified personnel, designed a disassembly facility with flexibility to accommodate substantial growth in volume and expansion into other aircraft engine types and developed internal capabilities to disassemble JT8D aircraft engines. The Company transports surplus aircraft engines which it has purchased for disassembly directly to this facility. Engine components are removed from such aircraft engines and are stored at the Company's warehouse facility until they are sent to FAA certificated repair facilities for inspection and overhaul. As a result, the Company significantly improved aircraft engine disassembly turnaround time. The Company does not perform disassembly of aircraft engines for third parties and does not intend to do so in the future. The Company is not required to obtain FAA certification to conduct such disassembly operations.

     Whole aircraft engines held for resale require repair and certain disassembled engine components require inspection and overhaul. Certain FAA certificated repair and overhaul facilities specialize in different inspection and overhaul procedures and the Company attempts to locate the appropriate facility for particular procedures or projects. The Company utilized over 22 different FAA certificated repair and overhaul facilities in 1995. The Company sometimes experiences substantial delays, however, in the servicing of aircraft engines and engine components. See "Risk Factors -- Dependence on Third-Party Aircraft Engine Repair Facilities."

SALES AND MARKETING

     The Company's sales and marketing organization is comprised of four groups:
(i) aircraft engine sales; (ii) engine component sales; (iii) airframe material sales; and (iv) field services. The Executive Vice President of the Company is responsible for the coordination and overall performance of each group. These groups employ various sales and marketing efforts to service and expand upon the Company's existing customer base.

     The Company's senior management, outside consultants and representatives are all vital to the support of the sales and marketing efforts. The Company believes that direct relationships are crucial to establishing and maintaining a strong customer base. It is the Company's experience that business is primarily generated by direct contact with those who are the decision-makers. In addition to the direct relationships that are developed and maintained by senior management, the Company uses the services of experienced outside consultants and representatives to further expand its market presence. The Company works with three consultants and six domestic and international representatives who have extensive knowledge of the Company's products and services and established business relationships. The Company is also a member of various trade and business organizations related to the commercial aviation industry.

     The Company subscribes to the ILS, an aviation components information network. This service is specifically used to support the sales and marketing of engine and airframe components. The ILS is an electronic marketplace that enables over 2,300 active buyers to access the Company's inventory of engine and airframe components. The Company is able to market all available engine and airframe components noting their quantities, part numbers and condition. Customers can locate the Company's engine and airframe components inventory and request quotes for any specific part numbers directly from the Company.

CUSTOMERS

     General. The Company sells primarily to Pratt & Whitney, repair and overhaul facilities, other aftermarket suppliers of aircraft engine and airframe materials, aircraft operators and others. Other aftermarket suppliers purchase inventory from the Company in order to meet their own specific supply requirements. Repair and overhaul facilities purchase aftermarket engine components for their customers' aircraft engines. To date, the Company's sales to aircraft operators have consisted primarily of sales of whole aircraft engines. While the Company sold aircraft engines, engine components and airframe materials to over 500 different customers during 1995, sales of products representing 21% and

13% of 1995 net sales were made to Pratt & Whitney and Dallas Aerospace, respectively. Sales to Dallas Aerospace during 1995 declined as a percentage of total sales principally due to an increase in the Company's sales volumes and a 20% decline in sales to Dallas Aerospace. In addition, the Company's five largest customers accounted for 67% and 52% of the Company's net sales during 1994 and 1995, respectively. During the three months ended March 31, 1996, sales to Pratt & Whitney and Integrated Technology Corp. represented 25% and 13% of net sales, respectively. Due to the substantial unit price of a whole aircraft engine and fluctuations in the availability of aircraft engines in the Company's inventory, certain customers may account for a significant portion of the Company's revenues from period to period and a significant portion of the Company's sales are expected to continue to be concentrated in a small number of customers.

     Pratt & Whitney. On June 12, 1995, the Company entered into a Surplus Parts Supply Agreement (the "Pratt & Whitney Agreement"), which is a three year agreement which designates the Company as the worldwide sole-source of Pratt & Whitney's requirements of aftermarket engine components for JT8D aircraft engines. The Company believes that Pratt & Whitney entered into the Pratt & Whitney Agreement in order to pursue a strategy of increasing its presence in the JT8D aftermarket. Pratt & Whitney has established a division to sell aftermarket JT8D engine components directly to airline operators, overhaul facilities and other customers of Pratt & Whitney. On April 2, 1996, Pratt & Whitney announced that it would enter into the aircraft engine maintenance business with a new facility dedicated to the repair of JT8D aircraft engines commencing in late 1996. This new 100,000 square foot facility is expected to have a capacity of repairing 200 JT8D aircraft engines per year. The Pratt & Whitney Agreement established pricing at specified percentages of the catalog price for new engine components, subject to adjustment for cycles expended on life-limited engine components. Payment for materials sold under the Pratt & Whitney Agreement is on net 120-day terms. The Pratt & Whitney Agreement is subject to termination by either party on six months' prior written notice or upon notice of an event of default. See "Risk Factors -- Influence of Pratt & Whitney."

BACKLOG

     The Company's backlog of unfilled orders at March 31, 1996 was approximately $4.2 million compared to approximately $1.8 million at March 31, 1995. A substantial portion of the Company's backlog is typically scheduled for delivery within 60 days. Moreover, variations in the size and delivery dates of orders received by the Company, as well as changes in customers' delivery requirements, may result in substantial backlog fluctuations from period to period. Accordingly, the Company believes that backlog cannot be considered a meaningful indicator of future financial results.

COMPETITION

     The aftermarket aviation supply industry is highly fragmented with a small number of well known companies generating substantial revenues from the supply of aftermarket aviation material and a large number of small suppliers selling less than a total of $5 million each in engine components per year. Based upon the January 1996 issue of the ILS Supplier Directory, there are approximately 2,000 aftermarket suppliers of commercial aviation material in the United States.

     Management believes that the primary competitive factors in the aftermarket aviation supply business are product quality and traceability, overall customer service, availability of product, delivery time, quality of customer relationships, name recognition and price. The aftermarket aviation supply industry is characterized by intense competition and certain competitors of the Company have substantially greater name recognition, inventories, complementary product and service offerings, financial, marketing and other resources than the Company. As a result, such competitors may be able to respond more quickly to customer requirements than the Company. Smaller competitors may be in a position to offer more attractive pricing of engine components as a result of lower labor costs and other factors. Any expansion of the Company's existing products or services could expose the Company to new competition. See "Risk
Factors -- Competition."

FACILITIES

     The Company's corporate headquarters occupy a facility containing office, warehouse and other operational space in Miramar, Florida with an aggregate of 50,000 square feet under a lease with an initial term expiring in December 2000, extendible until December 2005. The Company's disassembly operations are located at another facility in the same office park containing 18,500 square feet of office and warehouse space under a lease with substantially similar terms as the lease for the Company's corporate headquarters. The second lease may be extended for an additional term which expires in July, 2005. Rent of $23,700 and $10,050 per year is payable under the leases for the Company's headquarters and disassembly facilities, respectively. See Note 5 of Notes to Financial Statements.

     In addition, the Company leases certain warehouse and office space which it no longer occupies under a noncancelable operating lease which expires in April 1997. In June 1995, the Company sublet such space under a noncancelable sublease agreement which expires in April 1997.

REGULATION

     While the operations of the Company currently are not regulated by the FAA, the Company must consider the requirements of its customers and provide them with materials which comply with the use of aircraft engines and engine components in commercial flight operations and the documentation which demonstrates the airworthiness of such materials. Commercial flight operations are heavily regulated by the FAA which requires all aircraft engines, engine components and airframe materials to meet stringent airworthiness standards established by the FAA and the OEMs. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine components and airframes. Consequently, the Company offers its customers data concerning the utilization of the Company's inventory of aircraft engines and life-limited engine components from the time such equipment was initially sold by the OEM. The Company reviews maintenance logs of surplus aircraft engines offered for sale to the Company prior to making a purchase and integrates the data into the Company's information technology system following the purchase. The Company can then present such data to new and existing customers.

     In addition, the FAA requires that various maintenance routines be performed on aircraft engines, certain engine components and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the registry of a hot section event (which generally occurs more frequently in the summer months) or the replacement of life-limited engine components. Such maintenance usually requires that an aircraft engine be taken out of service.

     On May 11, 1996, ValuJet Flight 592 crashed in the Florida Everglades. As a result of the crash, the FAA widened its ongoing review of the overall operations of ValuJet. On June 17, 1996, the FAA announced the voluntary suspension of ValuJet's operations and articulated a series of changes in the FAA's inspection policies to enhance its oversight of aircraft operators that rely on contract maintenance. These measures include the imposition of requirements: (i) on the FAA's senior inspectors to examine the oversight by aircraft operators of regulatory compliance with respect to each of their contract maintenance programs; (ii) on aircraft operators to demonstrate that each FAA certificated repair facility performing substantial maintenance or repairs for such aircraft operator performs in accordance with the aircraft operator's approved maintenance program and that the aircraft operators provide adequate quality assurance oversight on the work performed by the FAA certificated repair facilities; (iii) on aircraft operators to list all outsource maintenance providers in the aircraft operator's operating specifications; (iv) on aircraft operators to obtain approval of the FAA inspector prior to adding a new outsource maintenance provider to the aircraft operator's operating specifications and to perform an audit of the proposed additional outsource maintenance provider; and (v) on inspectors of FAA certificated repair facilities to examine whether such facilities are performing repairs and maintenance in accordance with the programs of their customers. The effect of such series of changes may be to reduce the overall level of outsourced maintenance and to reduce the overall volumes of particular outsource maintenance providers that are customers of the Company. See "Risk Factors -- Government Regulations; Effect of Crash of ValuJet Flight 592."

     Because the Company's inventory largely consists of older model JT8D aircraft engines and engine components, the FAA's noise regulations also have a substantial impact upon the Company. The ability of aircraft operators to utilize such JT8D aircraft engines in domestic flight operations is significantly influenced by regulations promulgated by the FAA governing, among other things, noise emission standards. Pursuant to the Aircraft Noise and Capacity Act, the FAA has required all aircraft operating in the United States with a maximum weight of more than 75,000 pounds to meet Stage 2 noise restriction levels. The FAA has mandated that all such Stage 2 aircraft (such as the non-hush-kitted Boeing 727-200s, Boeing 737-200s and McDonnell Douglas DC-9-30/40/50s) must be phased out of operation in the contiguous United States by December 31, 1999. This ban on operation in the United States of non-hush-kitted Stage 2 aircraft applies to both domestic and foreign aircraft operators. The European Union has adopted similar restrictions for the operation of Stage 2 aircraft within member nations of the European Union subject to a variety of exemptions. Various communities surrounding the larger European cities also have adopted more stringent local regulations which restrict the operation of hush-kitted aircraft in such jurisdictions. See "Risk
Factors -- Dependence on the JT8D Aircraft Engine Aftermarket."

     In addition to aircraft noise limits, there are other regulatory considerations which affect the cost of the continued operation of JT8D-powered aircraft. Among these are requirements to install traffic alert and collision avoidance systems and wind shear detection devices, to conduct airframe structural inspections and modifications and to implement corrosion prevention and control programs in connection with the FAA's Aging Airplane Program Plan (the "Aging Airplane Program"). As part of the Aging Airplane Program, the FAA has identified eleven wide and narrow-bodied aircraft as aging transport airplanes, which include all of the aircraft types and models powered by JT8D aircraft engines (that is, Boeing 727-100/200, Boeing 737-100/200 and McDonnell Douglas DC-9-10/20/30/40/50). The Aging Airplane Program is implemented through periodic airworthiness directive actions requiring aircraft operators to (i) perform structural modifications and inspections to address airframe fatigue problems, and (ii) implement corrosion prevention and control programs. Each of these programs in the United States, and similar aging aircraft and equipment upgrade requirements in the European Union and other countries, increase the operating and maintenance costs of JT8D-powered aircraft. In addition, under the Aging Airplane Program, each aircraft type is determined to have an operational limit expressed in terms of total flight hours, landings and pressurization cycles. As an aircraft approaches its operational limit, additional significant maintenance actions are required to permit continued operation of the aircraft and assure the continued airworthiness of the aircraft's principal structural elements. Furthermore, the EPA and various agencies of the European Union have sought the adoption of stricter standards limiting the emission of nitrous oxide from aircraft engines. The Company is not aware of any proposed regulations promulgated by the FAA to implement any such proposals to increase limitations on nitrous oxide emissions.

     The Company believes that notwithstanding the substantial costs of hush-kitting and refurbishing older aircraft which are powered by JT8D aircraft engines, estimated by the Company to average $4 million per aircraft, certain aircraft operators will continue to utilize the older aircraft due to the substantially greater cost of acquiring new replacement aircraft.

ENVIRONMENTAL MATTERS

     The Company has registered its aircraft engine disassembly facility at Miramar, Florida with the EPA and the State of Florida Department of Environmental Protection as a potential small quantity generator of hazardous materials. Following the disassembly of used aircraft engines, the Company cleans engine components with a mineral spirits based solvent, resulting in the generation of certain waste materials which require disposal. An EPA approved laboratory has reviewed the Company's cleaning operations and determined that the cleaning solvent and the waste materials generated during the cleaning operations are non-hazardous substances. The Company is therefore not required to obtain permits for the generation, handling, storage, transportation or disposal of the cleaning solvent or the waste materials. The Company intends to institute a new cleaning system which utilizes a filtering process and reduces the need to use the cleaning solvents. The Company believes it is in material compliance with applicable environmental laws and regulations.

INSURANCE

     The Company is a named insured under policies which include the following coverage: (i) products liability, including grounding, up to $100 million (combined single limit and in the annual aggregate); (ii) personal property, inventory and business income at the Company's two principal facilities with blanket coverage up to $10 million; (iii) commercial general liability coverage up to $5 million (combined single limit and in the aggregate); (iv) hangarkeepers liability (damages due to loss of aircraft occurring while such aircraft is in the care, custody or control of the Company for safekeeping, storage, service or repair) up to $5 million per aircraft or per occurrence; (v) comprehensive general liability up to $2 million; (vi) employee benefit liability up to $1 million for each claim and in the aggregate; (vii) international commercial liability (including contractual liability) for bodily injury or property damage up to $1 million; (viii) umbrella liability coverage up to $4 million for each occurrence and in the aggregate; and (ix) various other activities or items subject to certain limits and deductibles. The Company believes that these coverages are adequate to insure against the various liability risks of its business. See "Risk Factors -- Product Liability."

EMPLOYEES

     As of March 31, 1996, the Company had 37 full-time employees. None of its employees are represented by a union. The Company has not experienced any labor-related work stoppage and considers its relations with employees to be good.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning each of the executive officers and directors of the Company.

                   NAME                     AGE                       POSITION
- ------------------------------------------  ---   ------------------------------------------------
Leon Sragowicz............................  66    Chairman of the Board
Donald A. Graw............................  41    President, Chief Executive Officer and Director
Jaime J. Levy.............................  40    Executive Vice President and Director
Bryan Thomas McFarland....................  42    Vice President -- Technical Operations
Mark S. Koondel...........................  49    Chief Financial Officer and Treasurer
Richard Preston...........................  50    Secretary and Director
Robert Munson.............................  61    Director

     Leon Sragowicz is a co-founder of the Company and has served as its Chairman of the Board and as a Director since its inception in October 1991. For more than the past five years, he has been an investor in a significant number of closely held companies with businesses ranging from the export of transportation equipment to Latin America to ownership of real estate.

     Donald A. Graw joined the Company in January 1994 and has served as its Chief Executive Officer, President and a member of its Board of Directors since that time. From February 1991 to November 1993, Mr. Graw served as Vice President and Chief Operating Officer of Scamp Auto Rental I, Inc., a subsidiary of Dollar Rent-A-Car System, Inc. with 42 retail locations throughout Florida. From July 1982 to October 1990, Mr. Graw began as the Chief Financial Officer and was eventually named the Executive Vice President in February 1989 of Diversified Services, Inc., a franchisee of Budget Rent-A-Car.

     Jaime J. Levy joined the Company in July 1994 and has served as its Executive Vice President and a member of the Company's Board of Directors since that time. From February 1991 to July 1994, he served as President of Turbine Engine Technology Corp., an aircraft engine surplus parts company ("Turbine") which was acquired by the then stockholders of the Company in July 1994. From March 1986 to January 1991, he served as Director of Sales and Marketing for BET Air, Inc., an aviation surplus parts company.

     Bryan Thomas McFarland joined the Company in July 1994 in his present capacity as Vice President -- Technical Operations. From August 1992 to July 1994, he served as Vice President -- Technical Operations of Turbine. Prior thereto, Mr. McFarland served as the Manager-Quality for International Aircraft Associates, a customer sales manager for Aerothrust Corp. and a purchasing agent for Eastern Airlines. He holds an Airframe and Powerplant license issued by the FAA.

     Mark S. Koondel joined the Company in April 1996 in his present capacity as Chief Financial Officer and Treasurer of the Company. From November 1995 to April 1996, he served as the Controller of AEC One Stop Group, Inc., a pre-recorded music distributor. Prior thereto, Mr. Koondel served as Vice President of Finance of Buenos Aires Embotelladora, S.A., a publicly-traded Pepsi Cola franchisee, from November 1992 to October 1995. He also served as the Controller of Florida Coca-Cola Bottling Co., Inc., from January 1985 to November 1992. Prior thereto, Mr. Koondel worked in public accounting with Main Hurdman and Coopers & Lybrand for an aggregate of seven years.

     Richard Preston is a co-founder of the Company and has served as the Company's Secretary and a member of its Board of Directors since October 1991 and until April 1996 as its Treasurer. For more than the past 20 years, he has served as a partner in the public accounting firm of Gerson, Preston & Company, P.A., Miami, Florida.

     Robert Munson joined the Company's Board of Directors in January 1996. From 1992 to the present, Mr. Munson has been an independent consultant to various companies in the commercial aviation industry. Mr. Munson served 33 years at Pratt & Whitney, and was a Vice President of Pratt & Whitney during the period from 1980 to 1992.

     Directors are elected annually to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Executive officers are elected by and serve at the discretion of the Board of Directors.

OTHER KEY PERSONNEL

     In addition to the executive officers and directors named above, certain key personnel also contribute significantly to the management of the Company.

     Dallas Cobb joined the Company in July 1995 in his present capacity as Director of Airframe Material. From February 1980 to July 1995, Mr. Cobb served in various capacities with BET Air, Inc., including Marketing Manager, Vice President, General Manager and President. From April 1968 to February 1980, Mr. Cobb served as Purchasing Agent for Eastern Airlines, Inc.

     John Wachter joined the Company in August 1995 in his present capacity as Director of Powerplant Sales. From March 1993 to August 1995, Mr. Wachter served as Sr. Account Executive for the AGES Group, L.P., a provider of aircraft, engine and support services to the aviation industry. From November 1985 to February 1993, Mr. Wachter served as Sales Account executive for the Airline Services Division of Ryder System, Inc. He holds an Airframe and Powerplant license issued by the FAA.

     Efrain Salazar joined the Company in January 1994 in his present position as Director of Finance. From October 1993 to July 1994, Mr. Salazar served as Director of Finance of Turbine. From March 1991 to July 1993, Mr. Salazar served as Business Manager for the Latin American Division of Harper Collins Publishing Co.

     Rana Siddabattuni joined the Company in March 1994 in his present capacity as Quality Control Manager. From December 1992 to January 1994, he served as Quality Control Manager for International Airline Support Group, Inc., a provider of aircraft, engine and support services to the aviation industry. From January 1983 to November 1992, he served as Quality Control Supervisor for the Airline Services Division of Ryder System, Inc. Mr. Siddabattuni holds an Airframe and Powerplant license issued by the FAA.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee is authorized, subject to Florida law, to exercise the power and authority of the Board in the management of the business and affairs of the Company between meetings of the full Board of Directors. The members of the Executive Committee are Messrs. Graw, Levy and Preston.

     The Audit Committee is responsible for nominating the Company's independent auditors for approval by the Board of Directors, reviewing the scope, results and costs of the audit with the Company's independent auditors, and reviewing the financial statements and audit practices of the Company. The members of the Audit Committee are Messrs. Munson and Sragowicz.

     The Compensation Committee is responsible for recommending compensation decisions to the Board of Directors. The Members of the Compensation Committee are Messrs. Munson and Sragowicz.

COMPENSATION OF DIRECTORS

     During 1995, directors did not receive compensation for serving as members of the Board of Directors. Directors of the Company who are not officers or employees of the Company ("Non-Employee Directors") will receive an annual fee of $10,000. Directors are reimbursed for travel and other expenses relating to attendance at meetings of the Board of Directors or committees.

EXECUTIVE COMPENSATION

     The following table sets forth a summary of compensation rendered in all capacities to the Company by the Chief Executive Officer and all other employees who received aggregate compensation in excess of $100,000 during 1995.

                        1995 SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                                                        COMPENSATION
                                                                        ------------
                                                ANNUAL COMPENSATION        STOCK
                                              -----------------------      OPTION         OTHER
       NAME AND PRINCIPAL POSITION(S)           SALARY       BONUS         AWARD       COMPENSATION
- --------------------------------------------  ----------   ----------   ------------   ------------
Donald A. Graw..............................  $  136,000   $1,074,218        --             --
  President and Chief Executive Officer
Jaime J. Levy...............................  $  136,000   $1,074,218        --             --
  Executive Vice President
Bryan Thomas McFarland......................  $   80,000   $   89,000        --             --
  Vice President -- Technical Operations

EMPLOYMENT AGREEMENTS

     Effective January 1, 1994, Turbine and the Company entered into employment agreements (collectively, the "Employment Agreements") with each of Donald A. Graw and Jaime J. Levy, pursuant to which Turbine and the Company (collectively, the "Employer") hired Messrs. Graw and Levy as executives of Employer. The Employment Agreements provided that each of Messrs. Graw and Levy would receive annual compensation in an amount equal to 20% of the Adjusted Net Income (as defined therein). Under the Employment Agreements, each of Messrs. Graw and Levy was entitled to draw $100,000 in 1994 and $130,000 in 1995 in semi-monthly installments against his annual compensation. Within 90 days after the end of a year, each of Messrs. Graw and Levy or Employer would pay to the other any deficit. If the Board of Directors determined that insufficient cash flow was available to pay the annual compensation, the shortfall in compensation would accrue to Messrs. Graw and Levy. The Employment Agreements also granted to each of Messrs. Graw and Levy an option to purchase up to 10% of the Company's outstanding stock at an option price equal to book value. The respective Employment Agreements were terminable at will by Employer and upon 90 days' written notice by Messrs. Graw and Levy. Upon termination for other than cause (as defined therein), each of Messrs. Graw and Levy was entitled to receive a month's average draw for each year that the respective Employment Agreements had been in effect.

     Messrs. Graw and Levy and the Company entered into an Amendment No. 1 to the respective Employment Agreements which amended certain provisions of the Employment Agreements (each an "Amendment No. 1"). Under each Amendment No. 1, compensation to each of Messrs. Graw and Levy was reduced as of January 1, 1996 from 20% to 5% of Adjusted Net Income (as defined in the respective Employment Agreements) and each of Messrs. Graw and Levy was awarded effective December 31, 1995 a non-recurring bonus in the amount of $589,718 to be paid on May 31, 1996. The option price for the shares remaining to be purchased under the respective Employment Agreements was amended to be the fair market value of the shares subject to the option as determined by an appraiser selected by the Company. In the event that the employment of Messrs. Graw or Levy was terminated for other than cause, he would be entitled to receive a lump sum severance payment in the amount of $130,000.

     On April 12, 1996, Messrs. Graw and Levy entered into an Amendment No. 2 to the respective Employment Agreements (each a "Final Employment Agreement") with the Company, which amended and restated the respective Employment Agreements and the corresponding Amendments No. 1, and will become effective upon the Offering. The Final Employment Agreements provide that Messrs. Graw and Levy will receive an annual base salary of $260,000 and $220,000, respectively, for an initial term of three years following the Offering, as well as the right to participate in the Company's

Incentive Plan. See "-- Incentive Plan." Under the Final Employment Agreements, Messrs. Graw and Levy have no entitlement to bonuses or compensation expressed as a percentage of net income. Upon termination without cause, each Employee will be entitled to receive two years' annual base salary paid in one lump sum. Each Final Employment Agreement also entitles each of Messrs. Graw and Levy to participate in the Company's 1996 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Until April 12, 1996, Donald A. Graw and Jaime J. Levy, executive officers and directors of the Company were involved in setting executive officer compensation. On April 12, 1996, the Compensation Committee of the Board, consisting of Messrs. Sragowicz and Munson, was created. The Compensation Committee recommends to the Board of Directors compensation decisions for the Company's executive officers.

1996 STOCK OPTION PLAN

     The Company's 1996 Stock Option Plan (the "Option Plan") became effective on April 15, 1996. As of the date of this Prospectus, no options had been granted. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers and consultants of the Company and to promote the success of the Company's business. A reserve of 600,000 shares of the Company's Common Stock has been established for issuance under the Option Plan. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

     Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. Options granted under the Option Plan may be exercised only for fully vested shares. The exercise price of incentive stock options and non-statutory stock option granted under the Option Plan must be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the Company's outstanding stock). The Board or, when appointed, such committee has the authority to determine the fair market value of the stock. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, in outstanding shares of Common Stock held by the participant, through a promissory note payable in installments over a period of years or any combination of the foregoing.

     The Board of Directors may amend or modify the Option Plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or vested shares without their consent. In addition, no amendment of the Option Plan may, without the approval of the Company's stockholders: (i) modify the class of individuals eligible for participation; (ii) increase the number of shares available for issuance, except in the event of certain changes to the Company's capital structure; or (iii) extend the term of the Option Plan. The Option Plan will terminate on March 1, 2006, unless sooner terminated by the Board.

INCENTIVE PLAN

     The Company has adopted a Key Executive Annual Incentive Plan ("Incentive Plan"), pursuant to which key executives of the Company may receive bonus compensation based on the Company's performance during any fiscal year ending after the Offering, as determined by the Compensation Committee of the Board of Directors (the "Committee"). Under the Incentive Plan, the Company's President and Executive Vice President and other executives designated by the Committee are assigned a target award expressed as a percentage of base salary in varying amounts (not to exceed

100% of base salary). The actual award is subject to achievement by the Company of minimum levels of operating income. The Committee has the authority to select participants other than the President and Executive Vice President, to establish target awards and to determine final awards in the event that the Company's operating income is less than the levels established under the Incentive Plan during any year the Incentive Plan remains in effect.

                              CERTAIN TRANSACTIONS

PARATI AGREEMENT

     On September 5, 1995, the Company entered into an agreement (the "Parati Agreement") with Parati Corporation, a Florida corporation ("Parati") owned by Leon Sragowicz, the majority stockholder and the Chairman of the Company, pursuant to which Parati, among other things, was to purchase surplus aircraft engines for disassembly. The Company handled all of the operational and administrative aspects of the agreement and Parati remained the owner of the engine components from the disassembled aircraft engines purchased by Parati. Any profit remaining after recovery by Parati of its cost of sales were to be divided equally by Parati and the Company. The term of the Parati Agreement was to expire on December 31, 1996. On April 12, 1996, the Company and Parati agreed to terminate the Parati Agreement effective upon the Offering. At such time, Parati will sell all of its remaining engine component inventory to the Company at cost (estimated at $1.0 million).

     Management believes that the agreements with Parati are on terms which are no less favorable to the Company than those which would have been obtained from independent third parties.

STOCKHOLDER AND EXECUTIVE OFFICER LOANS AND ADVANCES

     As of March 31, 1996, the Company had outstanding non-interest bearing advances from Leon Sragowicz, the Chairman of the Board of the Company, in the amount of $1,322,479. Mr. Sragowicz has advanced money to the Company on several occasions for general corporate purposes. Most recently, in December 1995, Mr. Sragowicz advanced $981,000 to the Company.

     As of March 31, 1996, the Company had outstanding non-interest bearing advances from Richard Preston, a stockholder and a director of the Company, in the amount of $188,783. Mr. Preston has advanced money to the Company on several occasions for similar purposes as Mr. Sragowicz.

     As of December 31, 1995, the Company had outstanding non-interest bearing advances from each of Jaime J. Levy, the Executive Vice President and a director of the Company, and Donald A. Graw, the President, Chief Executive Officer and a director of the Company, in the amount of $588,839. Such amounts were advanced to the Company for general corporate purposes. As of December 31, 1995, each of Messrs. Levy and Graw also had outstanding non-interest bearing indebtedness to the Company in the amount of $809,638 pursuant to certain promissory notes in connection with each of their purchases of 500,000 shares of the Company's Common Stock. Also, as of December 31, 1995, the Company was obligated to pay a bonus of $589,718 to each of Messrs. Graw and Levy. On December 31, 1995, $455,808 of the advances to the Company from each of Messrs. Graw and Levy was offset against the balances due to the Company.

     Each of Messrs. Levy and Graw remain obligated to pay to the Company $353,830 on May 31, 1996. Such loans do not bear interest and may be offset against a deferred bonus (the expense associated with which was accrued in 1995) in the amount of $589,718 payable to each of them in cash on May 31, 1996. In addition the Company remains obligated to each Messrs. Graw and Levy for non-interest bearing advances in the amount of $133,032 not previously offset.

     Furthermore, on April 15, 1996, the Company advanced non-interest bearing advances to Messrs. Graw and Levy of $107,140 and $100,700, respectively.

     None of the stockholders, directors or officers of the Company have loaned any amounts to the Company during 1996.

GUARANTEES

     The Current Stockholders of the Company are joint and several guarantors in connection with the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

TAX INDEMNIFICATION AGREEMENT

     On April 12, 1996, the Company entered into Tax Allocation and Indemnification Agreements (the "Tax Indemnification Agreements") with each of the Current Stockholders relating to their respective income tax labilities and certain related matters. The Tax Indemnification Agreement generally provides that the Current Stockholders will be indemnified by the Company with respect to federal and state income taxes (plus interest and penalties) arising due to taxable income shifted from a C Corporation taxable year to a taxable year in which the Company was an S Corporation, and that the Company will be indemnified by the Current Stockholders with respect to federal and state income taxes (plus interest and penalties) arising due to taxable income shifted from an S Corporation taxable year to a C Corporation taxable year; provided, however, that only in the case of the Current Stockholders' obligation to indemnify the Company, such obligation shall be limited to the tax benefit (if any) derived by the Current Stockholders due to the shift of taxable income from a taxable year in which the Company was an S Corporation to a C Corporation taxable year. Any payment made by the Company to the Current Stockholders pursuant to the Tax Indemnification Agreement may be considered by the Internal Revenue Service or the state taxing authorities to be nondeductible by the Company for income tax purposes.

     In addition to the foregoing, the Tax Indemnification Agreements contractually confirm the Company's obligations to make the Stockholder Distribution and to satisfy, or to provide for the satisfaction of, certain related obligations. See "Prior S Corporation Status and Planned Distributions."

     Following the Offering, the Company does not intend to enter into any material transaction with officers or directors, or their family members, without the approval of a majority of the non-employee directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     As of April 30, 1996, the Company had four holders of record of an aggregate of 5,000,000 shares of Common Stock. The following table sets forth certain information with respect to the ownership of Common Stock of the Company prior to the Offering and as adjusted to give effect to the sale of shares of Common Stock in the Offering, by (i) each person who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, (ii) each of the Company's directors, (iii) each executive officer named in the Summary Compensation Table and (iv) all directors and officers of the Company as a group.

                                            BENEFICIAL                                 BENEFICIAL
                                             OWNERSHIP                                  OWNERSHIP
                                         PRIOR TO OFFERING                           AFTER OFFERING
                                        -------------------   NUMBER OF SHARES     -------------------
                 NAME                    NUMBER     PERCENT    OFFERED HEREBY       NUMBER     PERCENT
- --------------------------------------  ---------   -------   ----------------     ---------   -------
Leon Sragowicz(1).....................  3,500,000     70.0%       1,430,000(2)     2,070,000     30.0%
  Chairman of the Board
Richard Preston(1)....................    500,000     10.0%         100,000          400,000      6.0%
  Director
Donald A. Graw(1).....................    500,000     10.0%          50,000          450,000      6.5%
  President, Chief Executive Officer,
  Director
Jaime J. Levy(1)......................    500,000     10.0%          50,000          450,000      6.5%
  Executive Vice President, Director
Directors and officers of the Company
  as a group (10 persons).............  5,000,000     100.0%         1,630,000     3,370,000      49.0%

- ---------------
     (1) The business address of such stockholder for these purposes is c/o AVTEAM, Inc., 3230 Executive Way, Miramar, Florida 33025.
     (2) It is contemplated that prior to the Offering, Mr. Sragowicz will donate half of such shares to a not-for-profit corporation wholly owned by the Greater Miami Jewish Federation.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description relating to the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated By-Laws (the "By-Laws") which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company is authorized to issue 100,000,000 shares of capital stock, including 80,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). Immediately prior to the Offering, 5,000,000 shares of Common Stock were issued and outstanding. No shares of Preferred Stock have been issued.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Since the Common Stock does not have cumulative voting rights, the holders of a majority of the outstanding shares voting for election of directors can elect all members of the Board. A majority vote is also sufficient for other actions that require the vote or concurrence of stockholders. See "Principal and Selling Stockholders." Dividends may be paid to holders of Common Stock when and if declared by the Board out of funds legally available therefor. See "Dividend Policy." Holders of Common Stock will be entitled to share ratably in the assets of the Company legally available for distribution to stockholders in the event of liquidation or dissolution. The holders of Common Stock have no preemptive or conversion rights.

     Prior to the Offering, there has been no established public trading market for the Common Stock. See "Risk Factors -- No Prior Public Market; Determination of Initial Public Offering Price; Volatility of Common Stock Price."

     The Company's transfer agent and registrar is American Stock Transfer & Trust Company.

PREFERRED STOCK

     The Board is authorized, without any action of the stockholders, to provide for the issuance of one or more series of Preferred Stock and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including, without limitation, the dividend rate, conversion rights, voting rights, redemption price and liquidation preference per series of Preferred Stock. Any series of Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

     The Company does not have any shares of Preferred Stock outstanding and the Board has no present intent to issue Preferred Stock. The ability to issue Preferred Stock will provide the Company with flexibility in connection with possible acquisitions and other corporate purposes. Such issuances, however, could adversely affect the rights of the holders of Common Stock. See "Risk Factors -- Factors Inhibiting Takeover."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW

     The Company is subject to (i) the Florida Control Share Act, which generally provides that shares acquired in excess of thresholds equalling 20%, 33% and more than 50% of a corporation's voting power will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested stockholders, and (ii) the Florida Fair Price Act which generally requires approval by disinterested directors or supermajority approval by stockholders for certain specified transactions between a corporation and a holder of more than 10% of the outstanding shares of the corporation (or their affiliates).

CERTAIN NOTICE AND VOTING PROVISIONS CONTAINED IN THE COMPANY'S ARTICLES OF INCORPORATION
AND BYLAWS

     Certain provisions of the Articles and Bylaws of the Company summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Special Meeting of Stockholders. The Articles provide that special meetings of stockholders of the Company may be called only by the Board or upon the written demand of the holders of not less than fifty percent of all votes entitled to be cast on any issue proposed to be considered at a special meeting. This provision will make it more difficult for stockholders to take actions opposed by the Board and cannot be amended without the approval of less than
 2/3 of the outstanding shares entitled to be cast on the issue.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations The Articles provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the executive offices of the Company not less than 120 days nor more than 180 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting. The Articles also state that no stockholder actions may be taken by written consent and specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual meeting or from making nominations for directors at an annual meeting and cannot be amended without the approval of less than 2/3 of the outstanding shares entitled to be cast on the issue.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding a total of 6,820,000 shares of Common Stock (7,078,750 shares if the Underwriters' over-allotment option is exercised in full). All 3,450,000 of the shares of Common Stock (3,967,500 shares of Common Stock if the Underwriters' over-allotment options are exercised in full) sold in the Offering will be freely transferable by persons other than "affiliates" of the Company without restriction or registration under the Securities Act of 1933, as amended (the "Act"), except for shares of Common Stock purchased by "affiliates" of the Company within the meaning of the rules and regulations under the Act, which may be sold in the public market in accordance with Rule 144 under the Act ("Rule 144").

     The remaining 3,370,000 outstanding shares of Common Stock (3,111,250 shares if the Underwriters' over-allotment option is exercised in full) will be deemed restricted securities within the meaning of Rule 144 ("Restricted Shares"). Restricted Shares may not be sold unless they are registered under the Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144.

     Even if such exemptions are available, the Company and the Current Stockholders have agreed with the Underwriters not to offer, sell or otherwise publicly dispose of any shares of Common Stock and the Company has also agreed with the Underwriters not to offer, sell or otherwise dispose of any other shares of capital stock for a period of 180 days after the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc., except that the Company may, without such consent, grant options pursuant to stock option plans and the Current Stockholders may make gifts of such stock to persons who agree to comply with the lock-up agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including any person who may be deemed an "affiliate" of the Company, is entitled to sell within any three-month period, a number of Restricted Shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least two years have elapsed since such Restricted Shares were acquired from the Company or any "affiliate" and certain manner of sale, notice requirements and requirements as to availability of current public information about the Company are satisfied. Any person who is deemed to be an affiliate of the Company must comply with the provisions of Rule 144 (other than the two-year holding period requirement) in order to sell shares of Common Stock which are not Restricted Shares (such as shares of Common Stock acquired by "affiliates" in the Offering). In addition, under Rule 144(k), a person who is not an affiliate of the Company, and who has not been an affiliate of the Company at any time during the 90-days preceding any sale, is entitled to sell Restricted Shares without regard to the foregoing limitations, provided that at least three years have elapsed since the Restricted Shares were acquired from the Company.

     Prior to the Offering, there has been no market for the Common Stock, and no prediction can be made as to the effect, if any, that public sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market prices.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Stockholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                               NUMBER OF
                                   UNDERWRITER                                  SHARES
    -------------------------------------------------------------------------  ---------
    Dillon, Read & Co. Inc...................................................
    Alex. Brown & Sons Incorporated..........................................

                                                                               ---------
              Total..........................................................  3,450,000
                                                                               =========

     The Managing Underwriters are Dillon, Read & Co. Inc. and Alex. Brown & Sons Incorporated.

     The Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $          per share. The Underwriters may allow, and such dealers may
re-allow, concessions not in excess of $          per share to certain other
dealers. The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering of the Common Stock, the public offering price and the concessions may be changed by the Managing Underwriters.

     The Company and Mr. Sragowicz have each granted to the Underwriters an option for 30 days from the date of this Prospectus to purchase up to 258,750 and 258,750 additional shares of Common Stock, respectively, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotment of the Common Stock offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the Selling Stockholders have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber or dispose of any shares of Common Stock, or securities convertible into or exchangeable for Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiation among the Company, the Selling Stockholders and the Managing Underwriters. Factors considered in determining the initial public offering price were prevailing market conditions, the state of the Company's development, recent financial results of the Company, the future prospects of the Company and its industry, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company and other factors deemed relevant.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Baker & McKenzie. Certain legal matters will be passed upon for the Underwriters by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida.

                                    EXPERTS

     The financial statements of the Company at December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such contract, agreement or other document is an exhibit to the Registration Statement, reference is made to such exhibit for a complete description of the matter involved, and each such statement is qualified in all respects by the provisions of such exhibit. Copies of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained from the Commission upon payment of the fees prescribed by the Commission. The Registration Statement may also be obtained through the Commission's Internet address at "http://www.sec.gov."

                                  AVTEAM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
Report of Independent Certified Public Accountants....................................   F-2
Balance Sheets........................................................................   F-3
Statement of Operations...............................................................   F-4
Statement of Changes in Stockholders' Equity..........................................   F-5
Statement of Cash Flows...............................................................   F-6
Notes to Financial Statements.........................................................   F-7
Report of Independent Certified Public Accountants Concerning Turbine's Financial
  Statements..........................................................................  F-14
Statement of Operations of Turbine....................................................  F-15
Statement of Cash Flow of Turbine.....................................................  F-16
Notes to Financial Statements of Turbine..............................................  F-17

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
AVTEAM, Inc.

     We have audited the accompanying balance sheets of AVTEAM, Inc. (the "Company") as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AVTEAM, Inc. at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Miami, Florida
January 30, 1996, except for the first paragraph of Note 13 as to which the date is March 21, 1996 and the second, third and fourth paragraphs of
  Note 13 as to which the date is April 12, 1996

                                  AVTEAM, INC.

                                 BALANCE SHEETS

                                                                                       PRO FORMA
                                                                                      STOCKHOLDERS'
                                                                                       EQUITY AT
                                                   DECEMBER 31                          MARCH 31
                                             ------------------------    MARCH 31         1996
                                                1994         1995          1996         (NOTE 2)
                                             ----------   -----------   -----------   ------------
                                                                        (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets:
  Cash.....................................  $  751,357   $        --   $   546,774
  Trade accounts receivable, less allowance
     for doubtful accounts of $52,500 and
     $114,000, and allowance for sales
     returns of $161,767 and $669,458, in
     1994 and 1995, respectively...........   2,694,429     4,661,567     5,460,535
  Inventory................................   2,770,897     8,562,679     9,878,357
  Prepaid expenses.........................      21,303       184,782       466,817
                                             ----------   -----------   -----------
          Total current assets.............   6,237,986    13,409,028    16,352,483
Property and equipment, net................     142,700       298,367       307,881
Deposits and other assets..................      57,823        86,119       110,037
                                             ----------   -----------   -----------
                                             $6,438,509   $13,793,514   $16,770,401
                                             ==========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank....................  $  350,000   $ 3,155,811   $ 4,917,756
  Accounts payable.........................   1,739,823     4,448,716     3,134,556
  Accrued expenses.........................     124,840       487,214       938,223
  Current portion of capital lease
     obligations...........................          --        47,623        49,235
  Due to stockholders and affiliates.......   1,589,830     2,956,760     3,687,918
                                             ----------   -----------   -----------
          Total current liabilities........   3,804,493    11,096,124    12,727,688
Capital lease obligations, net of current
  portion..................................          --        83,422        70,495
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value,
     20,000,000 shares authorized, no
     shares issued or outstanding..........          --            --            --    $        --
  Common stock, $.01 par value, 80,000,000
     shares authorized, 4,000,000 issued
     and outstanding in 1994, 5,000,000
     shares issued and outstanding in 1995
     and 1996..............................      40,000        50,000        50,000         50,000
  Additional paid-in capital...............   2,594,016     3,271,629     3,271,629      2,829,879
  Retained earnings........................          --            --     1,358,250             --
  Notes receivable from officers...........          --      (707,661)     (707,661)      (707,661)
                                             ----------   -----------   -----------   ------------
          Total stockholders' equity.......   2,634,016     2,613,968     3,972,218    $ 2,172,218
                                             ----------   -----------   -----------
                                             $6,438,509   $13,793,514   $16,770,401
                                             ==========   ===========   ===========

                            See accompanying notes.

                                  AVTEAM, INC.

                            STATEMENTS OF OPERATIONS

                                                                            THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31                  MARCH 31
                                  -------------------------------------   -----------------------
                                     1993         1994         1995          1995         1996
                                  ----------   ----------   -----------   ----------   ----------
                                                                                (UNAUDITED)
Net sales.......................  $3,890,985   $9,061,785   $18,298,849   $3,757,924   $7,843,517
Cost of sales...................   3,489,042    6,372,615    11,848,217    2,308,789    5,344,020
                                  ----------   ----------   -----------   ----------   ----------
                                     401,943    2,689,170     6,450,632    1,449,135    2,499,497
Operating expenses:
  Selling, general, and
     administrative.............     588,256    1,081,213     2,601,249      501,564      841,127
  Officers' compensation........          --      859,830     2,560,435      277,250      161,693
                                  ----------   ----------   -----------   ----------   ----------
                                     588,256    1,941,043     5,161,684      778,814    1,002,820
                                  ----------   ----------   -----------   ----------   ----------
Income (loss) from operations...    (186,313)     748,127     1,288,948      670,321    1,496,677
Interest (expense) income,
  net...........................     (13,800)       5,719      (190,611)      (2,879)    (138,427)
                                  ----------   ----------   -----------   ----------   ----------
(Loss) income before
  extraordinary item............    (200,113)     753,846     1,098,337      667,442    1,358,250
Extraordinary item -- gain on
  extinguishment of debt due to
  related party.................     150,000           --            --           --           --
                                  ----------   ----------   -----------   ----------   ----------
Net income (loss)...............  $  (50,113)  $  753,846   $ 1,098,337   $  667,442   $1,358,250
                                  ==========   ==========   ===========   ==========   ==========
UNAUDITED PRO FORMA INFORMATION
Income before income taxes......                            $ 1,098,337   $  667,442   $1,358,250
Pro forma decrease (increase) in
  compensation expense..........                              1,442,435       (2,250)    (117,807)
                                                            -----------   ----------   ----------
Pro forma income before income
  taxes.........................                              2,540,772      665,192    1,240,443
Pro forma (credit) provision for
  income taxes:
  Current.......................                              1,586,522      282,194      428,714
  Deferred......................                               (627,072)     (31,043)      39,218
                                                            -----------   ----------   ----------
                                                                959,450      251,151      467,932
                                                            -----------   ----------   ----------
Pro forma net income............                            $ 1,581,322   $  414,041   $  772,511
                                                            ===========   ==========   ==========
Pro forma net income per common
  share.........................                            $       .32   $      .08   $      .15
                                                            ===========   ==========   ==========
Weighted average number of
  common shares outstanding.....                              4,896,158    4,896,158    5,000,000
                                                            ===========   ==========   ==========

                            See accompanying notes.

                                  AVTEAM, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                       RETAINED
                                              COMMON    ADDITIONAL     EARNINGS         NOTES
                                               STOCK     PAID-IN     (ACCUMULATED    RECEIVABLE
                                   SHARES     AMOUNT     CAPITAL       DEFICIT)     FROM OFFICERS     TOTAL
                                  ---------   -------   ----------   ------------   -------------   ----------
Balance at January 1, 1993......  4,000,000   $40,000   $  (39,000)   $    9,083      $      --     $   10,083
  Net loss......................         --       --            --       (50,113)            --        (50,113)
                                  ---------   -------   ----------   ------------   -------------   ----------
Balance at December 31, 1993....  4,000,000   40,000       (39,000)      (41,030)            --        (40,030)
  Stockholder advances
    contributed to capital......         --       --     3,040,200            --             --      3,040,200
  Net income....................         --       --            --       753,846             --        753,846
  Distributions.................         --       --      (407,184)     (712,816)            --     (1,120,000)
                                  ---------   -------   ----------   ------------   -------------   ----------
Balance at December 31, 1994....  4,000,000   40,000     2,594,016            --             --      2,634,016
  Shares issued in connection
    with stock option plan......  1,000,000   10,000     1,609,276            --       (707,661)       911,615
  Net income....................         --       --            --     1,098,337             --      1,098,337
  Distributions.................         --       --      (931,663)   (1,098,337)            --     (2,030,000)
                                  ---------   -------   ----------   ------------   -------------   ----------
Balance at December 31, 1995....  5,000,000   50,000     3,271,629            --       (707,661)     2,613,968
  Net income....................         --       --            --     1,358,250             --      1,358,250
                                  ---------   -------   ----------   ------------   -------------   ----------
Balance at March 31, 1996
  (unaudited)...................  5,000,000   $50,000   $3,271,629    $1,358,250      $(707,661)    $3,972,218
                                  ==========  ========  ===========  =============  ============    ===========

                            See accompanying notes.

                                  AVTEAM, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                 THREE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                  MARCH 31,
                                                       ------------------------------------   -------------------------
                                                         1993        1994          1995          1995          1996
                                                       --------   -----------   -----------   -----------   -----------
                                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)....................................  $(50,113)  $   753,846   $ 1,098,337   $   667,442   $ 1,358,250
Adjustments to reconcile net income (loss) to net
  cash (used in) provided by operating activities:
  Depreciation and amortization......................        --        31,244       100,750        14,639        34,962
  Bad debt expense...................................        --        69,065       145,177            --            --
  Gain on extinguishment of debt due to related
    party............................................  (150,000)           --            --            --            --
  Changes in operating assets and liabilities net of
    effects from purchase of Turbine:
    Trade accounts receivable........................  (185,151)   (2,345,827)   (2,112,315)      (15,360)     (798,968)
    Inventory........................................   381,741       746,768    (5,791,782)   (1,271,348)   (1,315,678)
    Prepaid expenses.................................        --       (12,126)     (163,479)      (65,514)     (282,035)
    Deposits and other assets........................        --       (39,991)      (28,296)           --       (23,918)
    Accounts payable.................................  (133,390)    1,591,302     2,708,893       132,872    (1,314,160)
    Accrued expenses.................................        --       124,840       362,374       (84,584)      451,009
    Due to stockholders and affiliates...............        --       589,830       746,605        98,699       731,158
                                                       --------   -----------   -----------   -----------   -----------
Net cash (used in) provided by operating
  activities.........................................  (136,913)    1,508,951    (2,933,736)     (523,154)   (1,159,380)
INVESTING ACTIVITY
Purchases of property and equipment..................        --        (7,792)     (103,350)      (12,266)      (44,476)
                                                       --------   -----------   -----------   -----------   -----------
Net cash used in investing activity..................        --        (7,792)     (103,350)      (12,266)      (44,476)
FINANCING ACTIVITIES
Payments on note payable to related party............        --    (1,000,000)           --            --            --
Payments on capital leases...........................        --            --       (22,022)           --       (11,315)
Net proceeds from (payments on) notes payable........        --       350,000      (350,000)           --            --
Net proceeds from short-term line of credit..........        --            --     3,155,811            --     1,761,945
Advances from stockholders...........................   660,000     1,467,000     4,202,494     1,377,505            --
Payments of stockholders' advances...................  (512,000)     (467,000)   (2,670,554)   (1,481,545)           --
Distributions........................................        --    (1,120,000)   (2,030,000)      (30,000)           --
                                                       --------   -----------   -----------   -----------   -----------
Net cash provided by (used in) financing
  activities.........................................   148,000      (770,000)    2,285,729      (134,040)    1,750,630
                                                       --------   -----------   -----------   -----------   -----------
Net (decrease) increase in cash......................    11,087       731,159      (751,357)     (669,460)      546,774
Cash at beginning of period..........................     9,111        20,198       751,357       751,357            --
                                                       --------   -----------   -----------   -----------   -----------
Cash at end of period................................  $ 20,198   $   751,357   $        --   $    81,897   $   546,774
                                                       ========   ===========   ===========   ===========   ===========
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid........................................  $     --   $       845   $   145,451   $     8,541   $   167,742
                                                       ========   ===========   ===========   ===========   ===========
SCHEDULE OF NONCASH FINANCING AND INVESTING
  ACTIVITIES
Transfer of assets from consignee as repayment of
  receivable:
  Inventory..........................................  $     --   $   213,907   $        --   $        --   $        --
  Property and equipment.............................        --       166,152            --            --            --
  Prepaid expenses...................................        --         9,177            --            --            --
  Deposits and other assets..........................        --        17,832            --            --            --
                                                       --------   -----------   -----------   -----------   -----------
                                                       $     --   $   407,068   $        --   $        --   $        --
                                                       ========   ===========   ===========   ===========   ===========
Notes receivable from officers offset against amounts
  due to stockholders................................  $     --   $        --   $   911,615   $        --   $        --
                                                       ========   ===========   ===========   ===========   ===========
Stockholder advances contributed to capital..........  $     --   $ 3,040,200   $        --   $        --   $        --
                                                       ========   ===========   ===========   ===========   ===========
Office furniture and equipment acquired under capital
  leases.............................................  $     --   $        --   $   153,067   $        --   $        --
                                                       ========   ===========   ===========   ===========   ===========

                            See accompanying notes.

                                  AVTEAM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

               (Information pertaining to the three months ended
                     March 31, 1995 and 1996 is unaudited)

1.  BUSINESS

     AVTEAM, Inc., formerly known as Interstar Trading Corporation, (the "Company") was incorporated in Florida in 1992. The Company is a value-added reseller of aftermarket aircraft engines, engine components and airframe material to other suppliers, aircraft maintenance providers, airlines and others.

     Prior to July 21, 1994, pursuant to a consignment agreement with Turbine Engine Sales Group, Inc. ("Turbine"), Turbine disassembled engines purchased by the Company and warehoused, managed and sold the components in exchange for a commission equal to 50% of the gross profit on the components sold. On July 21, 1994, the Company's stockholders acquired all of the capital stock of Turbine and the consignment agreement was terminated.

     On June 12, 1995, the Company entered into a three year surplus parts supply agreement (the "Supply Agreement") with the Pratt & Whitney division of United Technologies Corporation ("Pratt & Whitney"). Under the terms of the Supply Agreement, the Company became the worldwide sole-source supplier to Pratt & Whitney of components for a specific line of aircraft engines. Also on July 21, 1994, in a purchase transaction, the Company forgave $407,068 due from Turbine in exchange for substantially all of Turbine's assets consisting of inventory ($213,907); property and equipment ($166,152); prepaid expenses ($9,177); and deposits and other assets ($17,832), at net book value, which approximated fair market value. Turbine was subsequently dissolved. Turbine's results of operations are included in the accompanying statement of operations beginning July 22, 1994. Pro forma results of operations are not materially different from reported results.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVENTORY

     Inventory of aircraft engines is stated at the lower of specific cost (including overhaul costs) or market. Initially, cost of sales of engine components from disassembled engines are recognized based on margins realized from recently sold, similar groups of engine components. Once the remaining components have been fully inspected and their condition is determined, the cost of subsequent sales of engine components from that engine are determined using the relationship of costs and anticipated overhaul costs from that engine to estimated sales. Cost of sales for individual components purchased for resale are reflected based on the specific identification method.

REVENUE RECOGNITION

     Sales are recognized when aircraft engines, engine components and airframe materials are shipped or a service is performed.

     The Company enters into consignment arrangements in which it warehouses items, determines sales prices, arranges for shipment to customers, and collects accounts receivable. The Company reflects sales under such arrangements in net sales and the cost of such sales in cost of sales, since the Company bears the risk of ownership once the items are sold.

WARRANTIES AND PRODUCT RETURNS

     The Company does not provide service warranties in addition to those provided by overhaul facilities and as a result does not record accruals for warranties. The Company has established

                                  AVTEAM, INC.

programs which, under specific conditions, enable its customers to return inventory. The effect of these returns is estimated based on a percentage of sales and historical experience and sales are recorded net of a provision for estimated returns.

PROPERTY AND EQUIPMENT

Property and equipment (including assets under capital leases) is carried at cost and is depreciated using accelerated methods over the estimated useful lives of the assets. The lives used are as follows:

    Office furniture and equipment............................................  3-7 years
    Warehouse and transport equipment.........................................  5-7 years
    Leasehold improvements....................................................    5 years

CONCENTRATION OF CREDIT RISK

     Accounts receivable are primarily from domestic and foreign passenger airlines, freight and package carriers, charter airlines, aircraft leasing companies and service providers to such companies. The Company performs ongoing evaluations of its trade accounts receivable customers, monitors its exposure for credit losses and sales returns and does not require collateral.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

     The Company is organized as an S Corporation under the provisions of the Internal Revenue Code, which provides that the corporation's taxable income is taxable to the stockholders rather than at the corporate level.

PRO FORMA BALANCE SHEET INFORMATION

     Pro forma stockholders' equity reflects a planned distribution of approximately $1,800,000 based on undistributed S Corporation earnings allocable to the period from January 1, 1996 through March 31, 1996.

PRO FORMA STATEMENT OF OPERATIONS INFORMATION

     Pro forma income before income taxes reflects adjustments for the change in compensation levels arising from the employment agreements with current stockholders which will become effective as of the completion of the proposed offering of common stock (see Note 13).

PRO FORMA NET INCOME PER SHARE

     In conjunction with the closing of the proposed public offering of its common stock, the Company will terminate its status as an S corporation. Pro forma net income reflects adjustments for income taxes which would have been recorded if the Company had not been an S corporation (see Note 11).

     Pro forma net income per share is calculated using the weighted average number of common shares outstanding during the respective periods. Pursuant to the requirements of the Securities and

                                  AVTEAM, INC.

Exchange Commission, common shares and common equivalent shares issued at prices below the estimated public offering price during the 12 months immediately preceding the date of the initial filing of the registration statement have been included in the calculation of common shares, using the treasury stock method, as if they were outstanding for all periods presented.

INTERIM FINANCIAL DATA

     In the opinion of the management of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 1996, and the results of operations for the three months ended March 31, 1995 and 1996.

3.  ACCOUNTS RECEIVABLE

     On November 8, 1995, the Company entered into a Limited Recourse Receivable Discount Facility Agreement with a bank (the "Agreement") under which the bank agreed to purchase certain trade receivables older than 30 days, with a maximum maturity of 100 days, for the principal amount of the trade receivables less a discount rate of LIBOR plus 1/4% (5.88% at December 31, 1995). The Agreement provides that the aggregate principal amount of uncollected purchased receivables can not exceed $10,000,000 at any one time, provides for the purchase of a maximum of $60,000,000 of receivables over the term of the agreement and includes certain recourse provisions related to returned inventory only. The Agreement expires on November 1, 1996 or earlier upon notice by the Company.

     In 1995, the Company sold trade receivables under the Agreement with a carrying amount of $713,910 for $704,090. During the three month period ended March 31, 1996, the Company sold trade receivables under the Agreement with a carrying amount of $3,129,612 for $3,086,577.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             DECEMBER 31,
                                                         --------------------   MARCH 1996
                                                           1994       1995      (UNAUDITED)
                                                         --------   ---------   ----------
    Office furniture and equipment.....................  $ 60,720   $ 183,799   $  196,748
    Warehouse and transport equipment..................    82,656     209,200      237,232
    Leasehold improvements.............................    27,405      34,199       37,694
                                                         --------   ---------   ----------
                                                          170,781     427,198      471,674
    Less accumulated depreciation and amortization.....   (28,081)   (128,831)    (163,793)
                                                         --------   ---------   ----------
                                                         $142,700   $ 298,367   $  307,881
                                                         ========   =========    =========

5.  LEASES

     On April 1, 1995, the Company entered into a lease agreement for new warehouse and office space under an operating lease which expires on June 30, 2000. In addition, effective January 1, 1996, the Company signed a lease agreement for additional warehouse and office space under an operating lease

                                  AVTEAM, INC.

which expires on December 31, 2000. Future minimum lease payments by year and in the aggregate under operating leases are as follows:

    1996....................................................................  $  414,367
    1997....................................................................     391,827
    1998....................................................................     380,588
    1999....................................................................     395,811
    2000....................................................................     258,636
                                                                              ----------
                                                                              $1,841,229
                                                                              ==========

     Rent expense for the years ended December 31, 1994, and 1995 and the three month period ended March 31,1996 was $35,000, $266,000 and $99,000 respectively.

     During 1995, the Company entered into various capital leases for office furniture, computer equipment, and warehouse and transportation equipment expiring in various years through 1999. Equipment under capitalized lease obligations had an original cost of $153,067 and at December 31, 1995 accumulated amortization was $25,894.

     Future minimum lease payments by year and in the aggregate under these capital leases were as follows at December 31, 1995:

    1996......................................................................  $ 61,450
    1997......................................................................    55,845
    1998......................................................................    31,015
    1999......................................................................     5,960
                                                                                --------
              Total minimum lease payments....................................   154,270
    Less amounts representing interest at 13.5%...............................   (23,225)
                                                                                --------
              Present value of net minimum lease payments under capital leases
               (including current portion of $47,623).........................  $131,045
                                                                                ========

6.  RELATED PARTY TRANSACTIONS


     On September 5, 1995, the Company entered into an agreement (the "Parati Agreement") with Parati, Inc. ("Parati"), a corporation wholly-owned by the Chairman of the Board of the Company, which provides that Parati will purchase up to $10 million of certain aftermarket engines and up to $40 million of new engines and that the Company will oversee, disassemble and handle all of the operational and administrative aspects related to such engines. The Parati Agreement further provides that all proceeds from the sale of engines or components will be divided equally between Parati and the Company after payment to Parati of amounts equal to Parati's investment in such engines less overhaul costs incurred by the Company on behalf of Parati. Overhaul costs are incurred on a component basis and are not incurred until a customer is interested in purchasing a component upon its overhaul. The Company is reimbursed for overhaul costs through a reduction of the Company's payable to Parati regardless of whether such components have been sold. In 1995 and the three month period ended March 31, 1996, the Company recorded sales under this agreement of $223,600 and $725,838 with a net profit of $44,720 and $97,035, respectively. At December 31, 1995 and March 31, 1996, accounts payable included $168,800 and $725,838, respectively, due to Parati. As of March 31, 1996, the cost of the engines owned by Parati totaled $1,111,578. See Note 13.


     The Company purchased accounting services totaling $38,000 for each of the three years ending December 31, 1993, 1994 and 1995 from a firm that is owned in part by a stockholder of the Company.

                                  AVTEAM, INC.

     Management believes that compensation received from or paid to related parties under the Parati Agreement and in connection with purchased accounting services, described above, materially approximate those which would have been received from or paid to non-affiliated third parties.

     In 1994, the Company paid an outstanding note payable to a non stockholder related party of $1,000,000. Unpaid interest of $150,000 related to this note was forgiven in 1993 and is included in the statement of operations as extraordinary gain on extinguishment of debt due to related party.

     At December 31, 1994 and 1995 and March 31, 1996, due to stockholders and affiliates represents the outstanding balance of non-interest bearing advances, with no fixed or determinable due dates, from the stockholders of $1,000,000, $1,620,324 and $1,620,324, accrued bonuses payable to officer's (see Note 8) of $589,830, $1,336,436 and $1,411,670, respectively, and $655,924 due to Parati at
March 31, 1996.

7.  NOTES PAYABLE

     On December 20, 1994, the Company executed a note payable to a bank in the amount of $350,000, bearing interest at prime plus 1%, which was paid in full in 1995. The note was collateralized by substantially all of the assets of the Company.

     On May 12, 1995, the Company executed a revolving line of credit agreement with a bank. This line of credit was amended on September 29, 1995 to increase the borrowing base as a result of the supply agreement with Pratt & Whitney and to continue the term of the agreement until all indebtedness has been paid in full and the parties terminate the agreement in writing. The available borrowing base is generally based upon 75% to 85% of eligible accounts receivable (depending on age of accounts receivable and the Company's net worth) and 25% to 50% of eligible inventory (depending on age of inventory), up to the maximum borrowing facility of $6,000,000. Principal payments are made upon collection of accounts receivable, which are primarily due within 30 days, and interest is payable monthly at prime plus 3/4% (9.5% at December 31, 1995). The loan is guaranteed by the stockholders and is secured by substantially all of the assets of the Company. At December 31, 1995 and March 31, 1996, $2,561,000, and $1,082,000 was available under this revolving line of credit agreement, respectively.

8.  EMPLOYMENT AGREEMENTS

     Effective January 1, 1994, the Company entered into employment agreements with two key employees which were amended on December 31, 1995, as described in the following paragraph. Under the terms of the original agreements, each employee received through December 31, 1995 compensation equal to 20% of Adjusted Net Income, as defined. Additionally, each of these key employees were granted options to purchase shares equivalent to up to 10% of the Company's outstanding common shares at a price equal to the Company's book value on the last day of the month subsequent to the exercise of such options. On January 1, 1995, 33% of the options were exercised in exchange for noninterest bearing notes receivable from the officers totaling $259,097.

     On December 31, 1995, the employment agreements' terms were amended to (1) reduce, effective January 1, 1996, the amount of Adjusted Net Income each of these two officers may receive as compensation from 20% to 5% effective January 1, 1996; (2) to pay an additional, one time, bonus of $1,179,435 to these officers on December 31, 1995 and (3) to change the exercise price of the unexercised options to the fair market value of the Company's common stock as of the exercise date (see Note 13). The employees exercised their remaining options on December 31, 1995 in return for noninterest bearing notes receivable from the officers payable on demand at any time after May 31, 1996, totaling $1,360,179. On the same day, $911,615 of these notes from officers were offset against amounts due to the officers for the December 31, 1995 bonus, discussed above.

                                  AVTEAM, INC.

9.  SIGNIFICANT CUSTOMERS

     Pratt & Whitney accounted for 25% and 21% of the Company's sales for the three month period ended March 31, 1996 and the year ended December 31, 1995, respectively. Accounts receivable from Pratt & Whitney accounted for 16% and 28% of total accounts receivable at March 31, 1996 and December 31, 1995, respectively.

     Dallas Aerospace accounted for 13% and 32% of sales for the years ended December 31, 1995 and 1994, respectively and 24% and 42% of total accounts receivable at December 31, 1995 and 1994, respectively.

     A third customer accounted for 13% of total sales for the three month period ended March 31, 1996 and 23% of total accounts receivable at March 31, 1996.

10.  CONSIGNMENT SALES

     The Company has an agreement with an airline to sell certain consigned inventory. Net sales include $732,501 and $2,032,002 in 1994 and 1995, respectively, related to this agreement.

11.  PRO FORMA INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's pro forma deferred tax assets as of December 31, 1994 and 1995 are as follows:

                                                               DECEMBER 31,
                                                            ------------------   MARCH 31,
                                                             1994       1995       1996
                                                            -------   --------   ---------
    Allowance for doubtful accounts.......................  $19,755   $ 42,898   $  42,898
    Allowance for sales returns...........................   60,876    157,583     118,364
    Depreciation..........................................    2,797      7,117       7,117
    Accrued compensation..................................       --    502,900     502,900
                                                            -------   --------   ---------
                                                            $83,428   $710,498   $ 671,279
                                                            =======   ========    ========

     The unaudited pro forma income tax provision (credit) differs from the amounts computed by applying the federal statutory rate of 34% to income (loss) before income taxes as follows:

                                                                              THREE MONTHS
                                                          YEAR ENDED          ENDED MARCH
                                                         DECEMBER 31,             31,
                                                             1995                 1996
                                                         ------------         ------------
    Tax at federal statutory rate....................        34.00%               34.00%
    State income taxes, net of federal benefit.......         3.63                 3.63
    Permanent differences............................          .13                  .09
                                                         ------------         ------------
                                                             37.76%               37.72%
                                                         =============        ===========

     Immediately prior to the Company's anticipated initial public offering of its common stock, the Company plans to declare a cash distribution to the stockholders. The distribution, which will be paid within seven months of declaration, will be determined based on the Company's accumulated adjustment account, as defined in the Internal Revenue Code, calculated through the date of termination of the Company's S corporation status.

                                  AVTEAM, INC.

12.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, accounts receivable and short-term borrowings in the accompanying financial statements approximate their fair value because of the short-term maturity of these instruments, and in the case of notes payable because such instruments bear variable interest rates which approximate market.

13.  SUBSEQUENT EVENTS

     On March 21, 1996, the Company amended and restated its Articles of Incorporation pursuant to which each $1 par value outstanding share of common stock was converted to 4,000 shares of common stock at a per share par value of $.01. In addition, the Company authorized 20,000,000 shares of $.01 per share par value preferred stock and increased the number of authorized common stock to 80,000,000 shares. All references in the financial statements to number of shares, per share amounts and market prices, of the Company's common stock have been retroactively restated to reflect the effect of the stock conversion and the newly authorized preferred and common stock.

     On April 12, 1996, the employment agreements described in Note 8 were further amended to provide that the two key employees will receive annual base salaries of $260,000 and $220,000, respectively, plus annual bonuses of up to 100% of their base salaries, for an initial term of three years, which will become effective upon the completion of the Company's proposed offering of common stock.

     On April 12, 1996, the Company entered into an agreement with Parati providing for the Company's purchase of all components of the engines owned by Parati which remain unsold upon the effectiveness of a public offering, at Parati's cost payable in cash 30 days after the effective date of the offering, and for the termination of the Parati Agreement at such time.

     On April 12, 1996, the Company adopted the 1996 Stock Option Plan (the "Option Plan") which allows a maximum of 600,000 shares of the Company's Common Stock to be available to provide incentives to employees, officers and consultants of the Company. The exercise price of incentive stock options and non-statutory stock options are to be determined by the Compensation Committee of the Board of Directors but will be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively (or 110% with respect to incentive stock options granted to holders of more than 10% of the voting power of the Company's outstanding stock). As of April 12, 1996, no options have been issued under the Option Plan.

14.  GEOGRAPHIC AREA INFORMATION

     The Company had export sales for the year ended December 31, 1995 and the three month period ended March 31, 1996 of approximately $2,422,000 and $114,000, respectively, primarily to customers in Latin America.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
AVTEAM, Inc.

     We have audited the accompanying statements of operations and cash flows of Turbine Engine Sales Group, Inc. ("Turbine") for the year ended December 31, 1993 and the period from January 1, 1994 through July 21, 1994. These financial statements are the responsibility of Turbine's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the result of operations and cash flows of Turbine Engine Sales Group, Inc. for the year ended December 31, 1993 and the period from January 1, 1994 through July 21, 1994, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Miami, Florida
January 30, 1996

                        TURBINE ENGINE SALES GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                                     PERIOD FROM
                                                                                      JANUARY 1,
                                                                       YEAR ENDED    1994 THROUGH
                                                                      DECEMBER 31,     JULY 21,
                                                                          1993           1994
                                                                      ------------   ------------
Net sales...........................................................   $2,147,332      $845,966
Cost of sales.......................................................    2,417,510       574,428
                                                                      ------------   ------------
                                                                         (270,178)      271,538
Commission revenues.................................................      558,887       479,738
                                                                      ------------   ------------
                                                                          288,709       751,276
Operating expenses:
  Selling, general, and administrative..............................      933,087       664,575
  Officers' compensation............................................      134,800        84,000
                                                                      ------------   ------------
                                                                        1,067,887       748,575
                                                                      ------------   ------------
Income (loss) from operations.......................................     (779,178)        2,701
Interest expense, net...............................................      (63,579)      (29,001)
                                                                      ------------   ------------
Net loss............................................................   $ (842,757)     $(26,300)
                                                                       ==========    ==========

                            See accompanying notes.

                        TURBINE ENGINE SALES GROUP, INC.

                            STATEMENT OF CASH FLOWS

                                                                                     PERIOD FROM
                                                                                      JANUARY 1,
                                                                       YEAR ENDED    1994 THROUGH
                                                                      DECEMBER 31,     JULY 21,
                                                                          1993           1994
                                                                      ------------   ------------
OPERATING ACTIVITIES
Net loss............................................................   $ (842,757)    $  (26,300)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Depreciation and amortization.....................................       39,642         22,545
  Bad debt expense (recovery).......................................       26,904         (1,222)
  Changes in operating assets and liabilities:
     Trade accounts receivable......................................      197,282       (489,210)
     Inventory......................................................      151,445        204,607
     Prepaid expenses...............................................       32,234          7,565
     Accounts payable...............................................      570,509        311,462
     Accrued expenses...............................................       13,156          1,950
                                                                      ------------   ------------
Net cash provided by operating activities...........................      188,415         31,397
INVESTING ACTIVITY
Purchases of property and equipment.................................      (21,629)       (18,391)
                                                                      ------------   ------------
Net cash used in investing activity.................................      (21,629)       (18,391)
FINANCING ACTIVITIES
Payments on note payable to stockholders............................      (20,000)       (49,081)
Payments on notes payable...........................................           --       (119,000)
                                                                      ------------   ------------
Net cash used in financing activities...............................      (20,000)      (168,081)
Net (decrease) increase in cash.....................................      146,786       (155,075)
Cash at beginning of period.........................................       35,913        182,699
                                                                      ------------   ------------
Cash at end of period...............................................   $  182,699     $   27,624
                                                                       ==========     ==========
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid.......................................................   $    3,015     $   31,920
                                                                       ==========     ==========

                            See accompanying notes.

                        TURBINE ENGINE SALES GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 JULY 21, 1994

1.  BUSINESS

     Turbine Engine Sales Group, Inc. ("Turbine" or the "Company") was incorporated in Florida in 1992 and dissolved prior to 1995. Turbine was an after market supplier of aircraft engines, engine components and aircraft material to aircraft maintenance providers, manufacturers and airlines.

     On May 4, 1992, Turbine entered into a consignment agreement (the "Consignment Agreement") with an unrelated company, AVTEAM, Inc., formerly known as Interstar Trading Corporation, ("AVTEAM"). Under the terms of the agreement, AVTEAM would purchase aircraft engines and deliver them to Turbine on a consignment basis and Turbine would disassemble the aircraft engines and sell the components. Profits were divided 50% to AVTEAM and 50% to Turbine after repayment to AVTEAM of its total investment.

     On July 21, 1994, the two stockholders of AVTEAM purchased all of the outstanding common stock of Turbine and Turbine transferred all assets and liabilities to AVTEAM as repayment of amounts due.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVENTORY

     Inventory of aircraft engines is stated at the lower of specific cost (including overhaul costs) or market. Cost of sales for engine components and aircraft materials are determined based on a ratio of expected sales per engine to the purchase cost of the used engines plus overhaul costs.

REVENUE RECOGNITION

     Sales are recognized when aircraft engines, engine components and aircraft materials are shipped or a service is performed.

PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost and is depreciated using accelerated methods over the estimated useful lives of the assets. The lives used are as follows:

    Office furniture and equipment............................................  5-7 years
    Warehouse and transport equipment.........................................  5-7 years
    Leasehold improvements....................................................    5 years

INCOME TAXES

     The Company is organized as an S Corporation under the provisions of the Internal Revenue Code, which provides that the corporation's taxable income is taxable to the stockholders rather than at the corporate level. Had the Company been subject to income taxes during the periods presented, no income tax benefit for the losses incurred would have been reported in any of these periods since realization of the related deferred tax asset would not have been reasonably assured. Accordingly, a pro forma provision for income taxes has not been presented for the periods presented.

CONCENTRATION OF CREDIT RISK

     Accounts receivable are primarily from aircraft maintenance providers, manufacturers and airlines. The Company performs ongoing evaluations of its trade accounts receivable customers and monitors its exposure for credit losses and sales returns and does not require collateral.

                        TURBINE ENGINE SALES GROUP, INC.

3.  LEASES

     In April 1993, the Company entered into a lease agreement for warehouse and office space under an operating lease which expires in April 1997. Rent expense for the year ended December 31, 1993 and the period ended July 21, 1994 was $91,843 and $46,803, respectively.

4.  NOTES PAYABLE TO RELATED PARTIES

     Interest expense of $63,579 and $31,587 for the year ended December 31, 1993 and the period ended July 21, 1994, respectively, represents interest on notes due to stockholders bearing interest at 10% per annum payable semi-annually.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................    3
Risk Factors..........................    7
Prior S Corporation Status and Planned
  Distributions.......................   14
Use of Proceeds.......................   14
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Financial Data...............   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Industry Overview.....................   25
Business..............................   27
Management............................   36
Certain Transactions..................   40
Principal and Selling Stockholders....   42
Description of Capital Stock..........   43
Shares Eligible For Future Sale.......   45
Underwriting..........................   46
Legal Matters.........................   47
Experts...............................   47
Additional Information................   47
Index to Financial Statements.........  F-1

                             ---------------------

  UNTIL             , 1996, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                               [LOGO] AVTEAM, INC.

                                  AVTEAM, INC.

                             ---------------------

                                3,450,000 SHARES

                                  COMMON STOCK

                                   PROSPECTUS

                                            , 1996

                             ---------------------
                            DILLON, READ & CO. INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of certain estimated expenses incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

    Securities and Exchange Commission registration fee.....................  $   20,522
    NASD filing fee.........................................................       6,452
    Nasdaq National Market listing fee......................................      34,500
    Blue Sky fees and expenses..............................................      15,000
    Printing and engraving expenses.........................................     100,000
    Legal fees and expenses.................................................     450,000
    Accounting fees and expenses............................................     220,000
    Registrar and Transfer Agent's fees and expenses........................       3,500
    Miscellaneous...........................................................     200,026
                                                                              ----------
              Total.........................................................  $1,050,000
                                                                              ==========

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and NASDAQ National Market listing fee are estimated. The Company intends to pay all expenses of registration with respect to shares being sold by the Selling Stockholders hereunder, with the exception of underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has authority under the Florida General Corporation Act to indemnify all directors and officers to the extent provided in such statute. The Company's Amended and Restated Articles of Incorporation provide that the Company shall indemnify its directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Pursuant to the Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Company against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     On January 1, 1995, pursuant to the terms of certain stock options granted by the Company, certain executive officers of the Company acquired an aggregate of 71.35 shares of the then outstanding class of common stock, par value $1.00 per share, for an aggregate as evidenced by certain promissory notes each in the amount of $259,097. Such securities were issued pursuant to exemptions set forth in Section 3(b) of the Securities Act.

     On December 31, 1995, pursuant to the terms of certain stock options granted by the Company, certain executive officers of the Company acquired an aggregate of 178.65 shares of the then outstanding class of common stock, par value $1.00 per share, as evidenced by certain promissory notes in the aggregate amount of $1,120,245. Such securities were issued pursuant to exemptions set forth in Section 3(b) of the Securities Act.

     In March 1996, the Company amended and restated its Articles of Incorporation, pursuant to which each share of the then outstanding class of common stock, par value $1.00 per share, was converted into 4,000 shares of the currently outstanding class of Common Stock, par value $.01 per share. The Company issued an aggregate of 5,000,000 shares of Common Stock to the stockholders of the Company for no additional consideration in connection with such share conversion.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT
NUMBER                                          EXHIBIT
- -------       ---------------------------------------------------------------------------
  1.01    --  Form of Underwriting Agreement*
  3.01    --  Amended and Restated Articles of Incorporation of Registrant*
  3.02    --  Amended and Restated By-Laws of Registrant*
  4.01    --  Specimen Certificate for the Common Stock*
  5.01    --  Opinion of Baker & McKenzie*
 10.01    --  Loan Agreement dated September 29, 1995 between Registrant and Barnett Bank of South Florida, N.A.*
 10.02    --  Surplus Parts Supply Agreement dated June 12, 1995 between Registrant and
              United Technologies Corporation (confidential treatment of certain portions of Exhibit 10.02 has been requested)
 10.03    --  Letter Agreement dated September 5, 1995 between Registrant and Parati
              Corporation*
 10.04    --  Letter Agreement Amendment dated April 12, 1996 between Registrant and
              Parati Corporation*
 10.05    --  Employment Agreement effective as of January 1, 1994 between Registrant,
              Turbine Engine Technology Corporation and Donald A. Graw*
 10.06    --  Amendment No. 1 to the Employment Agreement effective as of December 31,
              1995 between Registrant and Donald A. Graw*
 10.07    --  Amendment No. 2 to the Employment Agreement effective as of April 12, 1996 between Registrant and Donald A. Graw*
 10.08    --  Employment Agreement effective as of January 1, 1994 between Registrant,
              Turbine Engine Technology Corporation and Jaime J. Levy*
 10.09    --  Amendment No. 1 to the Employment Agreement effective as of December 31,
              1995 between Registrant and Jaime J. Levy*
 10.10    --  Amendment No. 2 to the Employment Agreement effective as of April 12, 1996 between Registrant and Jaime J. Levy*
 10.11    --  Form of S Corporation Tax Allocation and Indemnification Agreement dated
              April 12, 1996 between Registrant and each of the current stockholders.*
 10.12    --  Lease Agreement dated December 28, 1994 between Registrant and Sunbeam
              Properties, Inc.*
 10.13    --  Lease Agreement dated November 13, 1995 between Registrant and Sunbeam
              Properties, Inc.*
 10.14    --  Form of Indemnification Agreement between Registrant and officer and directors of Registrant*
 10.15    --  Amended and Restated Loan Agreement, dated June 13, 1996, between
              Registrant and Barnett Bank of South Florida, N.A.*
 23.01    --  Consent of Baker & McKenzie (included in Exhibit 5.01)*
 23.02    --  Consent of Ernst & Young LLP

- ---------------

 * Previously filed.

     (b) Financial Statement Schedules:

  SCHEDULE
   NUMBER                                        SCHEDULE
- ------------      ----------------------------------------------------------------------
Schedule II   --  Valuation and Qualifying Accounts for the Years Ended December 31,
                    1993, 1994 and 1995

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) That for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (4) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant has caused this Amendment No. 3 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, Florida, on the 8th day of July, 1996.


                                          AVTEAM, INC.

                                          By:      /s/  DONALD A. GRAW
                                            ------------------------------------
                                                      Donald A. Graw,
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    NAME                                    TITLE                     DATE
                /s/  LEON SRAGOWICZ*           Chairman of the Board, Director   July 8, 1996
- ---------------------------------------------
               Leon Sragowicz

                /s/  DONALD A. GRAW*           President, Chief Executive        July 8, 1996
- ---------------------------------------------    Officer, Director (Principal
               Donald A. Graw                    Executive Officer)

               /s/  MARK S. KOONDEL*           Chief Financial Officer,          July 8, 1996
- ---------------------------------------------    Treasurer (Principal Financial
               Mark S. Koondel                   and Accounting Officer)

                  /s/  JAIME J. LEVY*          Executive Vice President,         July 8, 1996
- ---------------------------------------------    Director
                Jaime J. Levy

         /s/  BRYAN THOMAS MCFARLAND*          Vice President -- Technical       July 8, 1996
- ---------------------------------------------    Operations
           Bryan Thomas McFarland

               /s/  RICHARD PRESTON*           Secretary, Director               July 8, 1996
- ---------------------------------------------
               Richard Preston

                 /s/  ROBERT MUNSON*           Director                          July 8, 1996
- ---------------------------------------------
                Robert Munson

          *By:  Donald A. Graw
- ---------------------------------------------
      Donald A. Graw, Attorney-in-Fact.